Sit Investment Associates, Inc.
Equity

March 31, 2008

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
Phone: 800-332-5580
Fax: 612-342-2111
Web Site: www.sitfunds.com

Outline of Presentation

I. Organizational Overview

Competitive Strengths

- We are a full product global asset manager offering management expertise in domestic equities, international equities and fixed income instruments. Our equity investment philosophy emphasizes growth investments and our fixed income philosophy focuses on high income with safety of principal;

- We have senior, experienced investment professionals who are actively involved in the investment process and client servicing, and are owners of Sit Investment Associates, Inc. Sit Investment is privately owned and intends to remain private;

- Sit Investment's Co-Chief Investment Officer and other senior investment professionals have been continuously involved in the management of the clients' portfolios from their inceptions;

- We have the resources of a $7.6 billion investment management firm working for the benefit of our clients;

- Our growth-oriented investment philosophy allows us to be very responsive to growth opportunities in the developed and developing markets; and

- We have achieved very competitive investment results for client portfolios over extended periods utilizing our disciplined, fundamental research-driven investment process. We have a total of 31 full-time investment professionals, including 18 industry and geographically-focused equity analysts.

Sit Investment Associates Group

Sit Investment Associates, Inc.

Sit Investment Associates, Inc.
Domestic/Global Equity

- Large Cap Growth
- Mid/Small Cap Growth
- Dividend Growth
- Global

Sit International Investment Associates
International Equity

- EAFE+
- Pacific Basin/Developing Markets

Sit Investment Fixed Income Advisors, Inc.
Fixed Income

- Taxable
- Tax-Exempt

Sit Mutual Funds

- Domestic Growth Equity
- International Growth Equity
- Fixed Income

Please refer to the general disclosure cited on the title page.

Sit Investment Associates Group
Global Investment Managers
Specializing In Growth Equity Portfolios And Fixed Income

Our Mission Statement

The firm is dedicated to a single purpose: to be one of the premier investment management firms in the United States.

Background

1981

- Sit Investment Associates founded in Minneapolis by Eugene C. Sit
- Sit Mutual Funds formed
- Sit Investment Associates is one of the largest minority-owned advisory firms in the U.S.

1984

- Sit Fixed Income division formed to manage taxable and tax-exempt fixed income portfolios

1989

- Sit International division formed to manage international and global portfolios

1994

- Small capitalization domestic growth product introduced

1999

- Commingled funds introduced

2004

- Dividend growth product introduced

Total Assets Under Management
As of March 31, 2008: $7.6 Billion

- Equity $2.4 Billion
- Fixed Income $5.2 Billion
- Institutional Separate Accounts $5.9 Billion
- Sit Mutual Funds $1.7 Billion

Investment Management & Research Organization Chart

Eugene C. Sit
Roger J. Sit

Global Equity Management

Eugene C. Sit	Matthew T. Loucks
Peter L. Mitchelson	Raymond E. Sit
Roger J. Sit	Joseph R. Eshoo
Ronald D. Sit	Janet K. Kinzler
Kent L. Johnson	Tasha M. Murdoff
Robert W. Sit	Stacey M. Curme
David A. Brown	Ningning Tang
Michael J. Stellmacher	Bradley W. Meyer
John M. Bernstein	

Fixed Income Management

Michael C. Brilley
Debra A. Sit
Bryce A. Doty
Paul J. Jungquist
Mark H. Book
Christopher M. Rasmussen
Eric T. Nelmark
Todd S. Emerson
Jessica A. Malberg
Matthew T. Hilliard
Marci A. Lorge
Brian R. Gilbert
Brendan J. O'Sullivan

Biographies of Key People

Eugene C. Sit, CFA

Responsibilities:	**Chairman, CEO and Global Chief Investment Officer**	
Professional Experience:	1981-Present	Sit Investment Associates, Inc.
	1976-1981	IDS Advisory, President and CIO
	1968-1976	IDS Mutual Funds, Portfolio Manager
	1960-1968	Commonwealth Edison, Financial Assistant
Education:	DePaul University, BSC Accounting (1960)	
	Certified Public Accountant	
Investment Experience:	45 Years	
Age:	69	
E-mail:	ecs@sitinvest.com	

Roger J. Sit

Responsibilities:	**Co-CEO, President and Co-Global Chief Investment Officer**	
Professional Experience:	1998-Present	Sit Investment Associates, Inc.
	1991-1998	Goldman Sachs & Co. Vice President, Senior Equity Research Analyst
	1984-1990	Captain, United States Air Force
Education:	Harvard University, Harvard Business School, MBA (1991)	
	University of Southern California, MS Systems Technology (1987)	
	United States Air Force Academy, BS (1984)	
Investment Experience:	17 Years	
Age:	46	
E-mail:	rjs@sitinvest.com	

Kent L. Johnson, CFA

Responsibilities:	**Senior Vice President - Research and Investment Management**	
		Sit Investment Associates, Inc.
Professional Experience:	1989-Present	Goldman Sachs & Co. Vice President, Senior Equity Research Analyst
Education:	University of Mir	Captain, United States Air Force
	University of Minnesota, BS (1989)	
Inv. Exp.:	19 Years	
Age:	42	
E-mail:	klj@sitinvest.com	

Research Responsibilities

Total Years Investment Experience 230 years

Average Years Investment Experience exceeds 14 years

Roger J. Sit
Director of Global Research and Investment Management

Eugene C. Sit, CFA
- Investment Strategy
  - Economics
  - Fixed Income
  - Washington
  - International
  - Global Equities
  - Domestic Equities
- Generalist
- Technology

Roger J. Sit
- Investment Strategy
  - Economics
  - Fixed Income
  - Washington
  - International
  - Global Equities
  - Domestic Equities
- Generalist

Ronald D. Sit, CFA
- Retail
  - Gen. & Specialty Merchandising
- Consumer Services
  - Distribution Companies
  - Leisure & Publishing
  - Restaurants
- Consumer Products
  - Apparel
  - Appliances & Furniture
  - Beverages & Food
- Economic Analysis

Kent L. Johnson, CFA
- Financial
  - Asset Managers/Brokers
  - GSE/Mortgage Finance
  - Insurance - Specialty
- Capital Goods/Defense
- Transportation
- Dir. Quant. & Portfolio Research
  - Earning/Portfolio Construction
- Education

Robert W. Sit, CFA
- Technology
  - Software - All
  - Electronics Distributors
  - Information Services
  - Networking
  - Software Platforms & Appl
  - Telecom Equipment
  - Contract Manufacturing
  - Internet Services
- Energy

John M. Bernstein
- Financial
  - Banks, S&L's
  - Consumer Finance
  - GSEs
- Economic Analysis
- Investment Strategy
  - Global Equities
  - Washington

Matthew T. Loucks, CFA
- Healthcare
  - Biotech & Medical Devices
  - Medical Technology
  - Pharmaceuticals
  - Healthcare Information Svcs
  - Healthcare Services

Michael J. Stellmacher, CFA
- Energy
  - Exploration & Production
  - Oil Services
- Electric Power Generation
- Commodity Cyclicals

Joseph R. Eshoo
- Telecommunications
  - Wireline Services
  - Wireless Services
  - Telecommunication Equipment
- Environmental Services
- Technology
  - Semi Capital Equipment
  - Storage Hardware
  - Computer Systems

David A. Brown, CFA
- Accounting & Corp. Governance
- Consumer Services
  - Entertainment
  - Media
- Consumer
  - Gaming & Lodging
  - Housing & Related
  - Recreational Products

Peter L. Mitchelson, CFA
- Economic Analysis
- Investment Strategy

Stacey M. Curme
- Equity Trading
- Generalist
  - Minnesota Based Growth Companies

Ningning Tang
- Technology
  - Semiconductors
- Generalist

William F. Wanner
- Quantitative & Portfolio Research
  - Valuation Analysis
  - Earnings Analysis
  - Screening/Modeling
  - Quantitative Sell Discipline
  - Technical Research
- Health Services

Bradley W. Meyer
- Equity Trading
- Quantitative & Portfolio Research
  - Valuation Analysis
  - Earnings Analysis
  - Screening/Modeling
  - Quantitative Sell Discipline
  - Technical Research

Int'l Geographic Specialists
SIT INTERNATIONAL PORTFOLIO MANAGERS/ANALYSTS (5)

Please refer to the general disclosure cited on the title page.

Representative Client List
March 2008

Growth Equity

ConAgra Inc. Benefit Plan

Denver Employees' Retirement Plan

Los Angeles City ERS

Close TEAMS

Fixed Income

Indiana State Police

LSI Logic Corporation

Mayo Foundation

MLM – The Lawyers Company

Safety National Insurance

This list of clients was selected at random and not by performance based criteria. It is not known whether the listed clients approve or disapprove of the advisory services provided by Sit Investment Associates, Inc. and its affiliates.

Corporate Values and Goals
Established with the Founding of the Firm in 1981

Our Corporate Values

- To operate under the highest ethical and professional standards.
- To put our clients first in everything we do. We realize that the success of our clients results in our success.
- To maintain our uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our successful investment process.
- To always work hard for our clients, expending the effort they deserve in all aspects of the investment management and client reporting process.

Our Corporate Goals

- To provide superior investment management products for discriminating investors.
- To act as a "true extension" of the client's own operations, providing highly individualized services in an increasingly challenging investment environment.
- To control effectively our own destiny, avoiding imposed pressures for "growth," thereby allowing us to provide the services we believe our clients require and deserve.
- To have fun, on a partnership basis, with our clients.

II. Investment Philosophy and Decision-Making Process

Growth Equity Investment Philosophy

Sit Investment Associates' investment philosophy targets growth-oriented opportunities. Generally, we look to invest in companies with the potential to increase earnings at a faster rate than the representative economy and market index.

- We believe that earnings growth is the primary determinant of superior long-term returns.
- We are opportunistic investors; we believe in high and consistent growth companies as well as conservative and cyclical growth companies.
- We manage our portfolios on an active basis, concentrating our investments in the best growth opportunities at the most reasonable valuation levels.

Growth Stock Investment Management Process

TOP-DOWN ANALYSIS
(Investment Committee)

- Macro Variables
- Market Valuation

- Secular Trends
- Political Environment
- Economic Outlook
- Fiscal and Monetary Policy
- Sentiment

PORTFOLIO DECISIONS
(Investment Team)

- Regional and Country Allocation
- Industry & Sector Allocation
- Stock Selection

BOTTOM-UP ANALYSIS
(Portfolio Managers / Research Analysts)

- Fundamental Company & Industry Research
- Quantitative Valuation
- Specific Stock Recommendations

Sit Investment Associates
Communications Flow

Daily Communication

Discuss short-term developments

Earnings announcements

Latest current events

Weekly Communication

Review all equity portfolios

Sector and security weightings

Quantitative analysis

Attribution analysis

Buys/sells and changes to portfolios

Monthly/Quarterly Communication

Formulate investment outlook and strategy

Review market trends and leadership

Investment policy paper

Growth Equity Investing
Industry/Sector Allocation

- Our investment philosophy identifies and focuses on investments in industries and sectors with above-average and sustainable growth prospects;

- Since we believe that earnings growth will lead to higher stock prices, we concentrate on companies with strong long-term growth prospects;

- We also focus on secular forces in the global economy and their impact on investment opportunities over the intermediate term (including such issues as globalization, energy supply and demand variables and impacts of a lower US Dollar).

- Finally, we work to identify and focus on secular forces that have long-term investment significance for growth-oriented investors. Current examples include:
  - Demographics/Consumer Trends;
  - Savings & Investment;
  - Information Requirements;
  - Consolidation; and
  - Outsourcing

Fundamental Research Process
Stock Selection

- We invest in industry sectors and companies with high earnings per share and revenue growth purchased at reasonable valuation in relation to industry peers, historic levels, and earnings growth rates
- We concentrate our fundamental research efforts on the most promising growth companies with strong fundamentals and companies having the following attributes:
  - World-class or regionally dominant
  - New and/or distinctive products or services
  - Innovative and responsive to change
- Investment holdings generally reflect the following investment characteristics:
  - High ROE's; high growth rates (projected & historical); higher relative P/E ratios; strong balance sheets; and lower dividend yields
- Significant databases and quantitative tools (earnings revision models) are used to identify and evaluate opportunities

Domestic Sell Disciplines
Based on Experience and Judgment

Company Specific

- Fundamentals change/earnings disappoint
- Quantitative models indicate deteriorating earnings trends
- Trimming holdings based on appreciation (profit taking)

Strategic

- Rotating sector emphasis based on earnings outlook (e.g., selling a sector with the weakest outlook and buying a sector with the most positive outlook).
- Raising cash to become defensive

Decision-Making/Portfolio Construction

Team Management Approach With Active Leadership From Senior Investment Professionals	Senior professionals determine investment strategy and sector emphasis. Research analysts prepare conclusion-oriented research reports and provide key input on stock selection.
Use of Model Portfolios	Client accounts hold same securities/weightings as permitted by restrictions.
Number of Names/Security Weightings	70 to 90 names - 3 separate tier weightings ranging from 1% to 5%
Maximum Investment In Any One Security	5% of portfolio
Maximum Exposure to a Single Industry Sector	Approximately 1 ½ - 2 times the benchmark for larger sectors. Smaller sectors could be larger.
Minimum Exposure to a Single Industry Sector	0%
Cash Holdings	0% to 10% (as permitted by restrictions)

Growth Equity Products Are Managed Using the Same Investment Team Philosophy, Discipline and Process

March 31, 2008

	Large Cap Growth	Mid Cap Growth	Small Cap Growth	Dividend Growth
Screening Criteria	Earnings Growth Greater than 10-12%	Earnings Growth Greater than 12-15%	Earnings Growth Greater than 15-20%	Earnings Growth of 8-10% and Dividend Yield 100 bp > S&P 500
Weighted Average Market Capitalization	$73.8 billion	$14.5 billion	$3.6 billion	$75.8 billion
Median Market Capitalization	$39.7 billion	$8.0 billion	$1.8 billion	$31.9 billion
2008 Projected EPS Growth Rates	15.2%	17.3%	16.5%	13.5%
Valuation on 2008 P/E Ratio	18.1x	21.7x	23.2x	14.2x
Dividend Yield	1.3%	0.5%	0.4%	2.8%
Number of Equity Holdings	94	86	94	88
Portfolio Turnover (YTD)	3.4%	9.3%	9.7%	11.9%
Assets Under Management	$712.4 million	$221.8 million	$374.7 million	$186.8 million

Market Value of Domestic Growth Oriented Equity Assets Under Management* ($000)

March 31, 2008

	LARGE CAP GROWTH*	MEDIUM CAP GROWTH	SMALL CAP GROWTH	DIVIDEND GROWTH
TAX EXEMPT				
Employee Benefit	$704,171	N/A	$255,138	$21,737
Endowment & Foundations	124,698	N/A	2,586	108,340
Other	107,441	17,526	16,000	N/A
TAX EXEMPT TOTAL	$ 936,311	$ 17,526	$ 273,724	$ 130,077
TAXABLE	200,405	N/A	11,129	4,737
MUTUAL FUNDS	244,942	204,298	89,804	52,000
TOTAL BY STYLE	$1,381,657	$221,824	$374,657	$186,814

* Includes the equity portion of Balanced accounts.

III. Risk Management Process

Portfolio Risk Management Procedures

Market Level:

- Overall *market valuations* are monitored, with a focus on valuations relative to interest rates, the corporate earnings outlook, and historical norms.
- *Macroecomomic issues* are discussed in monthly strategy meetings where various economic and political issues and their potential impact on the portfolio are discussed. Weekly investment meetings are held where various business trends and changes and their potential impact on the portfolio are discussed.

Portfolio Level:

- *Sector weightings* are reviewed on a weekly basis. If the industry sector is small, the limits could range from 0 to several times the benchmark, while larger categories will range from 50% of the benchmark to 1 ½-2 times the benchmark.
- *Industry weightings* are reviewed to monitor exposures and to identify "bets" that may not be apparent in sector weighting analysis.
- *Sector correlations* are reviewed periodically to assess potential diversification benefits of sector weightings, thereby reducing risk.
- *Cash/equity allocation*, within specified client guidelines, are monitored continuously.
- A *model portfolio* is used at the portfolio level to monitor sector weighting decisions and ensure consistency of client results across similar mandates.
- *Performance attribution* reports are used to measure the impact and potential risks associated with active bets in individual securities and sectors.

Security Level:

- *Individual stock weightings* are monitored. Except in rare occasions, we will not own more than a 5% position in an individual security. Individual stocks are divided into three tier groups, with specific weights determined by liquidity, risk/reward opportunity, and fundamental outlook.
- *Valuations* are regularly reviewed in weekly meetings. Relative valuations are emphasized based on growth rates, peer groups, historical averages, and the broad market.
- Since a key to sustained outperformance is avoiding earnings disappointments, *earnings risk* is regularly reviewed by studying trends in earnings revisions and sales. We have developed a proprietary earnings revision model that serves to summarize revision activity into a single "decile score."

Quantitative Risk Measurements:

- In terms of *historical performance*, we review internally-generated reports along with reports provided using Frank Russell Company software to monitor the relative returns and risk characteristics (i.e., beta, tracking error, standard deviation).
- In addition to portfolio level valuations, we use a *multi-factor predictive beta* provided by Northfield Information Services, Inc. to measure systematic risk of the portfolio, as well as a more detailed analysis of non-systematic exposures.

Equity Investment Management

Enhancing the Investment Process

Resource Allocation:

- Dedicating more resources to accounting and corporate governance issues and their effects on stock selection.

Reducing Portfolio Impact from Accounting and Corporate Frauds:

- Immediate sale of half the investment position in any company involved in allegations of fraud, etc.
- Assign teams of senior equity specialists to evaluate key issues for further portfolio action.

Improving Stock Selection Productivity:

- Increased Research Focus:
  - Fundamental changes
  - Revenues
  - Margins
  - Earnings
  - Cash Flows
- Increased Diversification of Portfolio Holdings:
  - Limit position size
  - Slightly increasing number of portfolio names
  - Reduce tracking error

Researching Equity Risk Models:

- Detailed analysis of Northfield Information Services' U.S. Fundamental Risk Model.

IV. Large Cap Growth Fund

Rotation of Major Industry Weights Over Time

Sit Large Cap Growth

PORTFOLIO WEIGHTINGS	12/03	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06	12/06	03/07	06/07	09/07	12/07	03/08
NON-ENERGY MINERALS	0.0%	0.0%	0.0%	0.0%	0.0%	0.8%	1.4%	1.5%	1.4%	1.7%	0.9%	0.9%	0.9%	0.8%	1.6%
PRODUCER MANUFACTURING	7.7	8.5	9.7	8.4	8.8	8.3	10.3	11.2	10.2	9.9	9.4	11.3	11.2	10.1	10.5
ELECTRONIC TECHNOLOGY	16.6	13.3	12.8	13.2	12.5	11.3	11.8	11.4	11.7	11.3	11.8	12.0	12.5	13.3	12.6
CONSUMER DURABLES	1.8	0.5	0.5	0.5	1.0	0.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5
ENERGY MINERALS	4.8	8.4	10.0	9.9	11.8	10.5	10.7	11.8	9.4	8.2	8.2	8.4	8.0	9.3	9.2
PROCESS INDUSTRIES	0.0	0.0	1.0	1.3	1.4	1.4	2.6	2.1	2.2	2.3	3.0	3.2	4.0	4.9	3.2
HEALTH TECHNOLOGY	16.0	14.9	13.2	13.9	14.7	15.6	13.1	12.5	12.6	11.1	11.7	10.8	11.7	10.9	12.4
CONSUMER NON-DURABLES	4.1	4.9	5.3	4.5	4.6	3.6	3.2	3.3	4.7	4.5	4.4	4.0	5.2	6.3	6.8
INDUSTRIAL SERVICES	1.2	1.9	2.0	3.5	3.8	4.5	4.8	5.0	4.0	4.2	3.7	4.3	4.7	5.2	6.4
COMMERCIAL SERVICES	2.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5	0.8	0.6	0.0	0.0
TECHNOLOGY SERVICES	11.1	10.4	9.0	8.5	8.2	7.9	8.3	7.8	7.7	8.8	7.8	8.7	9.3	8.7	7.3
HEALTH SERVICES	2.1	2.6	3.0	4.2	3.9	3.1	2.8	2.3	2.5	2.2	2.2	2.4	2.5	3.5	2.5
CONSUMER SERVICES	6.0	8.2	7.7	7.3	5.1	5.4	5.1	5.4	5.3	6.0	7.0	5.5	4.8	4.3	4.5
RETAIL TRADE	8.1	7.8	7.6	7.7	6.4	6.8	5.8	5.4	6.6	6.4	5.8	5.1	3.9	3.1	3.7
TRANSPORTATION	0.8	3.1	2.8	2.3	2.8	2.8	3.3	3.1	2.1	2.1	1.6	1.5	1.2	1.1	1.6
UTILITIES	0.0	0.0	0.0	0.0	0.6	1.0	1.4	1.3	1.4	1.6	1.8	1.6	1.5	2.1	2.2
FINANCE	13.4	12.2	12.1	11.2	10.7	13.3	13.2	13.1	15.6	16.2	16.6	14.5	12.3	10.4	9.8
COMMUNICATIONS	4.2	3.3	3.4	3.6	3.7	3.3	2.3	2.7	2.7	3.8	3.8	5.1	5.8	6.0	5.3
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

S&P 500 WEIGHTING	12/03	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06	12/06	03/07	06/07	09/07	12/07	03/08
NON-ENERGY MINERALS	1.1%	1.1%	1.1%	1.0%	1.1%	1.2%	1.2%	1.2%	1.1%	1.2%	1.3%	1.2%	1.2%	1.3%	1.4%
PRODUCER MANUFACTURING	8.4	9.2	9.3	8.9	8.7	8.9	8.9	8.9	8.6	8.5	8.6	10.3	9.3	9.3	9.7
ELECTRONIC TECHNOLOGY	11.3	9.9	9.5	9.7	10.0	9.9	9.9	9.1	9.4	9.3	8.8	9.4	10.2	10.0	9.8
CONSUMER DURABLES	1.8	1.8	1.7	1.7	1.7	1.6	1.7	1.5	1.5	1.5	1.5	1.5	1.3	1.2	1.2
ENERGY MINERALS		5.9	7.3	7.3	8.2	7.4	7.5	7.8	7.4	7.8	8.0	8.3	8.9	9.9	10.3
PROCESS INDUSTRIES	2.2	2.3	2.4	2.2	2.0	2.1	2.2	2.2	2.2	2.2	2.3	2.2	2.3	2.4	2.6
HEALTH TECHNOLOGY	11.6	10.4	10.3	10.6	10.2	10.1	9.9	9.5	10.0	9.5	9.5	9.4	9.4	9.5	9.9
CONSUMER NON-DURABLES	7.8	7.7	7.9	7.6	7.8	7.5	7.1	7.3	7.4	7.3	7.4	7.1	7.5	8.0	7.8
INDUSTRIAL SERVICES	1.2	1.4	1.6	1.8	2.1	2.2	2.5	2.6	2.2	2.3	2.4	2.6	2.7	2.8	3.0
COMMERCIAL SERVICES	1.2	1.2	1.2	1.1	1.1	1.2	1.3	1.2	1.2	1.3	1.2	1.2	1.1	1.0	1.0
TECHNOLOGY SERVICES	6.0	5.9	5.4	5.2	5.1	4.9	4.8	5.2	5.3	5.5	5.4	5.4	5.5	6.1	5.6
HEALTH SERVICES	1.8	2.3	2.5	2.8	2.9	3.1	3.1	2.8	2.8	2.5	2.6	2.2	2.2	2.5	1.9
CONSUMER SERVICES	5.4	5.2	5.5	5.2	5.0	4.8	4.7	5.0	4.7	4.9	5.0	4.7	4.6	4.3	4.3
RETAIL TRADE	7.1	7.1	6.9	6.6	6.1	6.0	6.0	5.9	5.6	5.4	5.6	5.5	5.2	4.8	5.4
TRANSPORTATION	1.6	1.8	1.7	1.5	1.6	1.8	1.9	2.0	1.7	1.7	1.7	1.7	1.7	1.8	2.1
UTILITIES	2.6	3.0	3.1	3.4	3.6	3.3	3.2	3.4	3.4	3.5	3.7	3.4	3.8	4.0	4.0
FINANCE	20.5	20.5	19.6	20.2	19.6	21.0	20.8	21.2	21.9	22.1	21.3	20.2	19.5	17.4	16.7
COMMUNICATIONS	3.4	3.3	3.1	3.2	3.1	3.0	3.3	3.3	3.5	3.5	3.7	3.7	3.7	3.6	3.5
	95.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Industry Sector Portfolio Evaluation

Sit Large Cap Growth

March 31, 2008

NON-ENERGY MINERALS	$000	% EQUITY
FREEPORT-MCMORAN COPPER	2,232	1.0
ALLEGHENY TECHNOLOGIES INC	1,292	0.6
		1.6

PRODUCER MANUFACTURING	$000	% EQUITY
GENERAL ELECTRIC CO	3,864	1.7
ABB LTD - ADR	3,553	1.6
DEERE & CO	3,322	1.5
EMERSON ELECTRIC CO	2,727	1.2
BOEING CO	2,506	1.1
GENERAL DYNAMICS CORP	2,501	1.1
UNITED TECHNOLOGIES CORP	2,326	1.0
LOCKHEED MARTIN CORP	1,698	0.8
ITT CORPORATION	1,218	0.5
		10.5

ELECTRONIC TECHNOLOGY	$000	% EQUITY
CISCO SYSTEMS INC	4,987	2.2
QUALCOMM INC	3,579	1.6
HEWLETT-PACKARD CO	3,516	1.6
E M C CORP MASS	3,346	1.5
NOKIA CORP ADR	3,084	1.4
INTEL CORP	2,813	1.2
APPLE COMPUTER INC	2,339	1.0
APPLIED MATLS INC	1,851	0.8
TEXAS INSTRUMENTS INC	1,631	0.7
ANALOG DEVICES	1,199	0.5
		12.6

CONSUMER DURABLES	$000	% EQUITY
ACTIVISION INC	1,150	0.5
		0.5

ENERGY MINERALS	$000	% EQUITY
OCCIDENTAL PETROLEUM CORP	4,185	1.9
XTO ENERGY INC	4,088	1.8
SOUTHWESTERN ENERGY CO	3,969	1.8
ULTRA PETROLEUM CORP	2,782	1.2
MURPHY OIL CORP	2,702	1.2
VALERO ENERGY CORP	1,797	0.8
SUNCOR ENERGY INC	1,127	0.5
		9.2

PROCESS INDUSTRIES	$000	% EQUITY
MONSANTO CO	5,051	2.2
AIR PRODUCTS & CHEMICALS INC	2,254	1.0
		3.2

HEALTH TECHNOLOGY	$000	% EQUITY
CELGENE CORP	5,093	2.3
GENENTECH INC	4,262	1.9
GILEAD SCIENCES INC	3,700	1.6
ABBOTT LABORATORIES	3,568	1.6
GENZYME CORP	3,026	1.3
THERMO FISHER SCIENTIFIC INC	2,336	1.0
MEDTRONIC INC	2,244	1.0
ALLERGAN INC	1,709	0.8
MERCK & CO INC	1,203	0.5
JOHNSON & JOHNSON	892	0.4
		12.4

CONSUMER NON-DURABLES	$000	% EQUITY
COCA COLA CO	4,401	2.0
PEPSICO INC	4,072	1.8
PROCTER & GAMBLE CO	3,055	1.4
COLGATE-PALMOLIVE CO	2,657	1.2
NIKE INC	1,129	0.5
		6.8

INDUSTRIAL SERVICES	$000	% EQUITY
SCHLUMBERGER LTD	5,568	2.5
MCDERMOTT INTL INC	3,695	1.6
NOBLE CORPORATION	3,452	1.5
NATIONAL OILWELL VARCO INC	1,617	0.7
		6.4

TECHNOLOGY SERVICES	$000	% EQUITY
MICROSOFT CORP	5,174	2.3
GOOGLE INC	2,819	1.3
ADOBE SYSTEMS INC	2,310	1.0
ORACLE CORP	2,187	1.0
SAP AKTIENGESELLSCHAFT ADR	1,958	0.9
ACCENTURE LTD BERMUDA	1,635	0.7
VISA INC	312	0.1
		7.3

HEALTH SERVICES	$000	% EQUITY
MEDCO HEALTH SOLUTIONS INC	2,190	1.0
MCKESSON CORP	1,466	0.7

CONSUMER SERVICES	$000	% EQUITY
MCDONALDS CORP	3,441	1.5
INTL GAME TECHNOLOGY	2,312	1.0
COMCAST CORP	1,540	0.7
NEWS CORP LTD CL A	1,299	0.6
MARRIOTT INTL INC	1,192	0.5
APOLLO GROUP INC	315	0.1
		4.5

RETAIL TRADE	$000	% EQUITY
CVS/CAREMARK CORPORATION	3,844	1.7
WAL MART STORES INC	2,371	1.1
TARGET CORP	2,200	1.0
		3.7

TRANSPORTATION	$000	% EQUITY
BURLINGTON NORTHERN SANTA FE	2,453	1.1
UTI WORLDWIDE INC	1,135	0.5
		1.6

UTILITIES	$000	% EQUITY
EQUITABLE RESOURCES INC	4,924	2.2
		2.2

FINANCE	$000	% EQUITY
BANK OF NEW YORK MELLON CORP	3,530	1.6
PRUDENTIAL FINANCIAL INC	3,294	1.5
FRANKLIN RESOURCES INC	3,181	1.4
GOLDMAN SACHS GROUP INC	2,812	1.2
JPMORGAN CHASE & CO	2,611	1.2
CME GROUP INC	2,064	0.9
MORGAN STANLEY	1,338	0.6
LINCOLN NATIONAL CORP	1,310	0.6
AMERICAN INTERNATIONAL GROUP	1,081	0.5
CITIGROUP INC	955	0.4
		9.8

COMMUNICATIONS	$000	% EQUITY
AT&T INC	5,140	2.3
VODAFONE GROUP ADR	3,521	1.6
CROWN CASTLE INTL CORP	2,280	1.0
NII HOLDINGS INC	998	0.4
		5.3

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Large Cap Growth title page.

Portfolio Market Capitalization Summary

Sit Large Cap Growth

March 31, 2008

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
GENERAL ELECTRIC CO	104,400	41.190	37.010	1.7	319,439
MICROSOFT CORP	183,300	30.111	38.380	3.3	314,133
AT&T INC	134,300	38.053	38.300	3.3	331,118
PROCTER & GAMBLE CO	43,800	53.871	70.070	1.4	315,140
WAL MART STORES INC	45,000	51.174	53.180	1.1	310,973
JOHNSON & JOHNSON	13,750	10.379	14.870	0.4	180,318
VODAFONE GROUP ADR	119,300	33.003	39.510	1.1	151,779
JPMORGAN CHASE & CO	10,800	43.809	43.950	1.3	145,881
CISCO SYSTEMS INC	307,000	33.180	34.090	3.3	143,100
COCA COLA CO	73,300	10.853	10.870	3.0	141,413
APPLE COMPUTER INC	11,300	118.021	143.500	1.0	131,119
INTEL CORP	133,800	30.750	31.180	1.3	133,390
NOKIA CORP ADR	91,500	37.571	31.830	1.4	130,871
PEPSICO INC	31,400	38.110	73.300	1.8	115,173
HEWLETT-PACKARD CO	77,000	43.173	45.110	1.1	113,511
CITIGROUP INC	44,800	41.339	31.430	0.4	113,350
AMERICAN INTERNATIONAL GROUP	33,000	11.478	43.350	0.5	109,091
GOOGLE INC	1,400	443.431	440.470	1.3	104,907
SCHLUMBERGER LTD	14,000	11.810	87.000	3.5	104,040
ORACLE CORP	111,800	19.514	19.510	1.0	100,473
GENENTECH INC	53,500	70.194	81.180	1.9	85,303
ABBOTT LABORATORIES	14,700	51.881	55.150	1.1	85,347
MERCK & CO INC	31,700	54.033	37.950	0.5	83,880
UNITED TECHNOLOGIES CORP	33,800	17.131	18.870	1.0	17,451
QUALCOMM INC	87,300	38.354	41.000	1.1	11,104
GOLDMAN SACHS GROUP INC	17,000	153.245	115.390	1.3	15,347
MCDONALDS CORP	11,700	55.780	55.770	1.5	14,337
ABB LTD - ADR	133,000	33.730	31.930	1.1	13,347
SAP AKTIENGESELLSCHAFT ADR	39,500	50.003	49.570	0.9	11,777
MONSANTO CO	45,300	13.311	111.500	3.3	11,101
OCCIDENTAL PETROLEUM CORP	57,300	41.337	73.170	1.9	10,138
CVS CAREMARK CORPORATION	94,500	34.330	40.510	1.7	58,005
BOEING CO	33,700	71.359	74.370	1.1	51,881
MEDTRONIC INC	41,400	53.015	48.370	1.0	54,331
MORGAN STANLEY	39,375	41.330	45.700	0.1	50,513
BANK OF NEW YORK MELLON CORP	84,800	43.180	41.730	1.1	47,149
GILEAD SCIENCES INC	71,800	35.117	51.530	1.1	47,435
SUNCOR ENERGY INC	11,700	78.308	91.350	0.5	44,114
UNITEDHEALTH GROUP INC	33,300	34.593	34.310	0.5	43,998
TARGET CORP	43,400	41.301	50.180	1.0	41,305
EMERSON ELECTRIC CO	53,000	41.051	51.410	1.3	40,444
LOCKHEED MARTIN CORP	17,100	103.021	99.300	0.8	40,314
NEWS CORP LTD CL A	19,300	19.730	18.750	0.1	40,139
COMCAST CORP	79,850	35.987	19.340	0.7	39,711
COLGATE-PALMOLIVE CO	34,100	15.853	77.910	1.3	39,114
TEXAS INSTRUMENTS INC	57,700	33.115	38.270	0.7	37,399
FREEPORT-MCMORAN COPPER	33,300	97.403	91.220	1.0	31,830
DEERE & CO	41,300	17.339	80.440	1.5	35,075
PRUDENTIAL FINANCIAL INC	43,100	15.157	78.250	1.5	34,389
GENERAL DYNAMICS CORP	30,000	73.980	83.370	1.1	33,194
BURLINGTON NORTHERN SANTA FE	31,800	11.081	93.220	1.1	31,931
XTO ENERGY INC	11,087	30.300	61.860	1.8	31,519
E M C CORP MASS	333,300	17.860	14.340	1.5	30,133
NIKE INC	11,800	14.080	68.000	0.5	31,173
APPLIED MATLS INC	94,500	19.588	19.510	0.8	31,409
VALERO ENERGY CORP	31,800	40.980	49.110	0.8	31,133
CME GROUP INC	4,400	339.330	419.100	0.9	35,570
VISA INC	5,000	44.000	13.310	0.1	35,318
CELGENE CORP	80,100	41.219	11.290	3.3	34,741
WELLPOINT HEALTH NETWORK	18,800	73.575	44.130	0.4	33,911
THERMO FISHER SCIENTIFIC INC	41,100	51.353	51.840	1.0	33,790
FRANKLIN RESOURCES INC	33,800	91.117	91.990	1.4	33,110
MEDCO HEALTH SOLUTIONS INC	50,000	43.411	43.790	1.0	33,917
ACCENTURE LTD BERMUDA	41,500	40.171	35.170	0.7	33,318
NATIONAL OILWELL VARCO INC	37,700	17.819	58.380	0.7	30,841
GENZYME CORP	40,800	17.134	74.540	1.3	19,949
AIR PRODUCTS & CHEMICALS INC	34,500	73.848	93.000	1.0	19,739
ADOBE SYSTEMS INC	14,500	37.184	35.590	1.0	19,111
ALLERGAN INC	30,300	10.500	51.390	0.8	17,331
MURPHY OIL CORP	33,500	59.409	82.140	1.3	15,387
MCKESSON CORP	38,000	11.535	53.370	0.7	15,133
LINCOLN NATIONAL CORP	35,300	14.389	53.000	0.1	13,758
NOBLE CORPORATION	19,500	41.534	49.670	1.5	13,343
INTL GAME TECHNOLOGY	57,500	41.193	40.210	1.0	13,578
MCDERMOTT INTL INC	17,400	41.438	54.890	1.1	13,375
MARRIOTT INTL INC	34,700	31.348	34.310	0.5	13,173
ULTRA PETROLEUM CORP	35,500	54.041	77.500	1.3	11,814
SOUTHWESTERN ENERGY CO	117,800	18.587	33.690	1.8	11,530
CROWN CASTLE INTL CORP	11,100	30.770	34.490	1.0	9,701
ITT CORPORATION	33,500	53.843	51.810	0.5	9,401
ANALOG DEVICES	40,800	31.533	29.520	0.5	8,177
ACTIVISION INC NEW	43,100	31.841	27.310	0.5	8,037
APOLLO GROUP INC	7,300	75.895	43.200	0.1	7,349
ALLEGHENY TECHNOLOGIES INC	18,100	78.884	71.360	0.1	7,314
EQUITABLE RESOURCES INC	80,800	43.417	58.900	3.3	7,191
NII HOLDINGS INC	31,400	17.203	31.780	0.4	5,400
UTI WORLDWIDE INC	51,500	33.303	20.080	0.5	1,995

WEIGHTED AVERAGE:	73,819
UNWEIGHTED AVERAGE:	13,384
MEDIAN:	39,711

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Large Cap Growth title page.

Top 25 Holdings

Sit Large Cap Growth

March 31, 2008

Security	Sector	Market Value (000)	% of Equity	IBES LT Growth	C2008 P/E Ratio
SCHLUMBERGER LTD	INDUSTRIAL SERVICES	$ 5,568	2.5%	19.8%	18 x
MICROSOFT CORP	TECHNOLOGY SERVICES	5,174	2.3%	12.8%	15 x
AT&T INC	COMMUNICATIONS	5,140	2.3%	11.1%	12 x
CELGENE CORP	HEALTH TECHNOLOGY	5,093	2.3%	42.7%	40 x
MONSANTO CO	PROCESS INDUSTRIES	5,051	2.2%	36.9%	33 x
CISCO SYSTEMS INC	ELECTRONIC TECHNOLOGY	4,987	2.2%	13.6%	15 x
EQUITABLE RESOURCES INC	UTILITIES	4,924	2.2%	13.7%	29 x
COCA COLA CO	CONSUMER NON - DURABLES	4,401	2.0%	9.6%	20 x
GENENTECH INC	HEALTH TECHNOLOGY	4,262	1.9%	22.4%	24 x
OCCIDENTAL PETROLEUM CORP	ENERGY MINERALS	4,185	1.9%	11.6%	11 x
XTO ENERGY INC	ENERGY MINERALS	4,088	1.8%	9.3%	17 x
PEPSICO INC	CONSUMER NON - DURABLES	4,072	1.8%	10.9%	19 x
SOUTHWESTERN ENERGY CO	ENERGY MINERALS	3,969	1.8%	22.5%	37 x
GENERAL ELECTRIC CO	PRODUCER MANUFACTURING	3,864	1.7%	11.0%	15 x
CVS/CAREMARK CORPORATION	RETAIL TRADE	3,844	1.7%	17.0%	17 x
GILEAD SCIENCES INC	HEALTH TECHNOLOGY	3,700	1.6%	18.0%	27 x
MCDERMOTT INTL INC	INDUSTRIAL SERVICES	3,695	1.6%	14.0%	18 x
QUALCOMM INC	ELECTRONIC TECHNOLOGY	3,579	1.6%	18.9%	19 x
ABBOTT LABORATORIES	HEALTH TECHNOLOGY	3,568	1.6%	11.8%	17 x
ABB LTD - ADR	PRODUCER MANUFACTURING	3,553	1.6%	20.9%	17 x
BANK OF NEW YORK MELLON CORP	FINANCE	3,530	1.6%	11.3%	14 x
VODAFONE GROUP ADR	COMMUNICATIONS	3,521	1.6%	9.1%	N/A
HEWLETT-PACKARD CO	ELECTRONIC TECHNOLOGY	3,516	1.6%	14.7%	13 x
NOBLE CORPORATION	INDUSTRIAL SERVICES	3,452	1.5%	20.2%	8 x
MCDONALDS CORP	CONSUMER SERVICES	3,441	1.5%	9.4%	17 x
	TOTAL		46.4		

Number of Equity Holdings = 87

NM= non-meaningful, N/A=not applicable

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Large Cap Growth title page.

Sit Large Cap Growth Fund

Performance Attribution

IGF007 vs. Russell 1000 Growth - Ex [Cash], Ex [Money Market Fund], Ex [Unassigned]
3/30/2007 to 3/31/2008
U.S. Dollar

	Sit Large Cap Growth Fund		Russell 1000 Growth		Attribution Analysis		
Sector	Average Weight	Total Return	Average Weight	Total Return	Selection & Interaction	Allocation Effect	Total Effect
Energy Minerals	8.44	39.59	2.98	20.18	1.24	1.05	2.29
Process Industries	3.45	73.58	2.22	31.26	0.94	0.38	1.32
Health Technology	11.26	6.67	12.34	-1.88	1.05	0.00	1.05
Industrial Services	5.02	41.50	4.88	24.82	0.52	0.19	0.71
Producer Manufacturing	10.66	11.90	9.30	5.83	0.54	0.12	0.66
Retail Trade	4.32	-6.46	8.11	-11.13	0.20	0.32	0.51
Utilities	1.84	23.88	1.80	4.75	0.39	0.00	0.39
Consumer Durables	0.05	2.32	1.15	-17.53	0.01	0.21	0.22
Commercial Services	0.46	-26.85	2.06	-21.47	-0.15	0.32	0.17
Health Services	2.73	-17.72	4.03	-17.12	-0.05	0.17	0.12
Consumer Non-Durables	5.33	16.30	7.76	10.22	0.29	-0.17	0.12
Transportation	1.37	2.07	2.56	-0.62	0.08	-0.03	0.05
Technology Services	8.51	-3.34	10.18	-0.77	-0.24	0.23	-0.02
Communications	5.24	-4.16	0.77	-26.06	1.18	-1.23	-0.04
Electronic Technology	12.56	4.41	16.13	4.06	0.03	-0.20	-0.18
Consumer Services	5.22	-17.09	5.28	-13.93	-0.21	0.03	-0.18
Non-Energy Minerals	0.92	-28.57	1.20	5.73	-0.30	-0.06	-0.36
Finance	12.61	-19.78	7.25	-14.64	-0.66	-0.69	-1.35
Total	**100.00**	**4.74**	**100.00**	**-0.74**	**4.84**	**0.64**	**5.49**

Source: FactSet Research Systems Note: Returns Are Estimated

V. Mid Cap Growth Portfolio Characteristics

Rotation of Major Industry Weights Over Time

Sit Mid Cap Growth

PORTFOLIO WEIGHTINGS	12/03	12/04	12/05	01/06	03/06	06/06	09/06	12/06	03/07	06/07	09/07	12/07	03/08
NON-ENERGY MINERALS	0.0%	0.0%	0.8%	1.1%	1.1%	1.8%	1.6%	2.3%	2.4%	2.8%	3.1%	2.3%	2.0%
PRODUCER MANUFACTURING	5.6	5.0	7.8	7.9	9.3	8.6	8.1	7.8	8.0	8.5	9.1	9.2	10.7
ELECTRONIC TECHNOLOGY	20.5	14.7	13.4	15.0	13.8	12.0	11.8	11.7	12.0	10.9	11.2	11.6	8.6
CONSUMER DURABLES	1.5	0.7	1.2	0.9	1.3	1.5	1.3	1.6	1.9	1.8	1.9	3.2	2.9
ENERGY MINERALS	3.5	7.2	11.6	11.8	9.9	11.0	8.4	5.7	5.7	6.6	6.9	8.8	10.7
PROCESS INDUSTRIES	1.0	0.0	0.0	0.0	0.0	0.0	0.9	1.0	2.5	2.9	3.1	3.8	4.6
HEALTH TECHNOLOGY	13.7	13.3	13.0	13.4	13.2	12.9	14.3	16.0	14.5	14.7	16.6	17.0	16.7
CONSUMER NON-DURABLES	1.8	2.0	2.4	2.2	2.1	2.3	3.1	3.7	4.7	5.3	3.3	1.8	2.0
INDUSTRIAL SERVICES	1.1	3.6	7.0	7.9	5.8	6.8	6.2	5.7	5.5	7.6	10.2	8.9	8.3
COMMERCIAL SERVICES	1.9	1.0	0.9	0.8	0.7	0.7	0.5	0.0	0.0	0.6	0.4	0.0	0.0
TECHNOLOGY SERVICES	17.5	19.4	12.7	12.4	13.3	12.5	12.4	14.0	13.5	11.0	8.2	8.8	7.9
HEALTH SERVICES	5.6	6.3	5.8	5.5	6.1	5.8	6.1	4.5	3.3	3.9	4.6	5.4	4.8
CONSUMER SERVICES	5.3	6.1	4.1	3.7	4.4	4.3	3.0	3.5	3.7	3.3	3.3	3.2	3.7
RETAIL TRADE	8.0	6.5	5.7	4.9	6.0	4.6	4.6	5.3	5.6	3.7	4.0	3.2	3.4
TRANSPORTATION	1.3	2.9	2.6	2.7	3.2	3.2	3.0	2.4	3.0	2.6	2.6	2.2	2.3
UTILITIES	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5
FINANCE	8.9	7.7	8.4	7.8	8.4	9.5	11.3	11.9	9.4	9.8	8.3	8.2	8.8
COMMUNICATIONS	2.8	3.6	2.6	2.3	1.4	2.6	3.4	3.1	4.4	4.3	3.4	2.4	2.3
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

RUSSELL MID CAP GROWTH WEIGHTINGS	12/03	12/04	12/05	01/06	03/06	06/06	09/06	12/06	03/07	06/07	09/07	12/07	03/08
NON-ENERGY MINERALS	0.9	0.8	1.8	2.0	2.1	2.2	1.7	1.8	2.2	2.0	1.8	1.7	1.7
PRODUCER MANUFACTURING	4.7	6.5	7.8	7.9	8.1	8.3	7.4	7.6	7.8	7.8	8.3	9.0	8.6
ELECTRONIC TECHNOLOGY	15.9	14.0	12.4	13.2	12.8	12.0	10.1	9.4	9.1	10.8	11.4	10.7	9.7
CONSUMER DURABLES	4.2	4.9	4.8	4.6	4.5	3.9	5.3	5.3	4.9	3.4	3.2	3.2	3.2
ENERGY MINERALS	1.2	1.3	5.7	6.2	5.5	6.1	2.0	2.2	2.3	3.6	3.5	4.6	5.1
PROCESS INDUSTRIES	2.4	1.7	1.4	1.4	1.4	1.4	2.6	2.8	2.9	3.4	3.5	3.7	4.0
HEALTH TECHNOLOGY	12.6	11.4	10.2	9.8	9.6	9.5	9.6	9.8	9.6	7.1	7.1	7.1	7.3
CONSUMER NON-DURABLES	3.1	3.9	2.8	2.7	2.8	2.9	4.9	5.0	5.2	5.2	5.2	5.0	5.4
INDUSTRIAL SERVICES	2.6	3.5	4.9	5.3	4.8	5.3	6.2	6.2	6.6	8.3	8.6	8.6	9.1
COMMERCIAL SERVICES	5.7	5.7	5.6	5.4	5.8	5.6	4.6	4.7	4.3	3.9	3.6	3.3	3.4
TECHNOLOGY SERVICES	10.2	9.9	6.9	6.5	7.0	7.2	6.6	6.6	6.4	7.2	7.0	7.2	8.0
HEALTH SERVICES	8.0	6.4	6.4	6.2	6.2	6.3	5.6	5.2	5.2	5.3	5.6	5.6	5.2
CONSUMER SERVICES	11.3	10.4	8.7	8.4	8.7	8.5	8.1	8.7	8.3	7.5	7.6	6.5	6.1
RETAIL TRADE	9.0	8.0	7.9	7.7	7.7	7.5	9.3	9.0	9.1	7.5	6.7	5.9	6.2
TRANSPORTATION	0.9	1.9	2.1	2.1	2.2	2.6	2.5	2.4	2.5	2.4	2.3	2.2	2.4
UTILITIES	0.3	0.7	0.9	0.9	0.9	1.0	1.7	1.8	1.8	3.1	3.8	4.3	4.3
FINANCE	6.1	7.7	8.0	7.9	8.2	8.3	9.3	9.3	9.6	9.1	8.4	9.0	8.1
COMMUNICATIONS	0.9	1.2	1.6	1.7	1.6	1.5	2.3	2.2	2.3	2.5	2.5	2.2	2.1
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Mid Cap Growth title page.

Industry Sector Portfolio Evaluation

Sit Mid Cap Growth

March 31, 2008

NON-ENERGY MINERALS	$000	% EQUITY
RTI INTL METALS INC	1,917	1.0
ALLEGHENY TECHNOLOGIES INC	1,909	1.0
		2.0

PRODUCER MANUFACTURING	$000	% EQUITY
JACOBS ENGINEERING GROUP INC	4,055	2.1
PRECISION CASTPARTS CORP	3,583	1.9
TEXTRON INC	3,031	1.6
AMETEK INC	2,633	1.4
ITT CORPORATION	2,176	1.1
CUMMINS INC	2,013	1.0
ROCKWELL COLLINS INC	1,823	0.9
IDEX CORP	1,433	0.7
		10.7

ELECTRONIC TECHNOLOGY	$000	% EQUITY
MEMC ELECTR MATLS INC	4,335	2.3
APPLE COMPUTER INC	3,014	1.6
ANALOG DEVICES	2,357	1.2
TRIMBLE NAVIGATION LTD	1,513	0.8
BROADCOM CORP	1,333	0.7
NETAPP INC	1,373	0.7
RESEARCH IN MOTION LTD	1,235	0.6
KLA-TENCOR CORP	701	0.4
CISCO SYSTEMS INC	530	0.3
VERIFONE HLDGS INC	413	0.2
		8.6

CONSUMER DURABLES	$000	% EQUITY
ACTIVISION INC	3,934	2.0
ELECTRONIC ARTS INC	1,737	0.9
		2.9

ENERGY MINERALS	$000	% EQUITY
SOUTHWESTERN ENERGY CO	6,133	3.2
XTO ENERGY INC	4,439	2.3
MURPHY OIL CORP	3,534	1.8
APACHE CORP	3,504	1.8
HOLLY CORP	1,554	0.8
FRONTIER OIL CORP	1,491	0.8
		10.7

PROCESS INDUSTRIES	$000	% EQUITY
CF INDS HLDGS INC	3,110	1.6
AIRGAS INC	3,133	1.6
ALBEMARLE CORP	2,586	1.3
		4.6

HEALTH TECHNOLOGY	$000	% EQUITY
CELGENE CORP	6,531	3.4
INTUITIVE SURGICAL INC	4,750	2.5
GILEAD SCIENCES INC	3,810	2.0
THERMO FISHER SCIENTIFIC INC	3,209	1.7
ALLERGAN INC	2,638	1.4
ALCON INC	2,376	1.2
MILLIPORE CORP	2,090	1.1
NUVASIVE INC	1,915	1.0
IDEXX LABS INC	1,807	0.9
SURMODICS INC	1,579	0.8
AMYLIN PHARMACEUTICALS INC	1,478	0.8
NORTHSTAR NEUROSCIENCE INC	83	0.0
		16.7

CONSUMER NON-DURABLES	$000	% EQUITY
COACH INC	1,803	0.9
BARE ESCENTUALS INC	1,229	0.6
HANSEN NATURAL CORP	880	0.4
		2.0

INDUSTRIAL SERVICES	$000	% EQUITY
MCDERMOTT INTL INC	5,904	3.0
SMITH INTERNATIONAL INC	2,955	1.5
NOBLE CORPORATION	2,733	1.4
NATIONAL OILWELL VARCO INC	1,775	0.9
FLOTEK INDUSTRIES INC	1,586	0.8
AECOM TECHNOLOGY CORP DEL	1,139	0.6
		8.2

TECHNOLOGY SERVICES	$000	% EQUITY
ADOBE SYSTEMS INC	3,139	1.6
COGNIZANT TECH SOLUTIONS	3,079	1.6
CITRIX SYSTEMS INC	2,695	1.4
AMDOCS LTD	2,031	1.0
AUTODESK INC	1,694	0.9
ANSYS INC	1,053	0.5
AKAMAI TECHNOLOGIES INC	953	0.5
VALUECLICK INC	505	0.3
BAIDU COM INC	48	0.0
		7.9

HEALTH SERVICES	$000	% EQUITY
STERICYCLE INC	2,884	1.5
LABORATORY CP OF AMER HLDGS	2,135	1.1
EXPRESS SCRIPTS INC	2,015	1.1
COVANCE INC	1,130	0.6
COVENTRY HEALTH CARE INC	1,041	0.5
		4.8

CONSUMER SERVICES	$000	% EQUITY
INTL GAME TECHNOLOGY	3,257	1.7
MARRIOTT INTL INC	1,371	0.7
CENTRAL EUROPEAN MEDIA	973	0.5
ITT EDUCATIONAL SERVICES	749	0.4
APOLLO GROUP INC	731	0.4
		3.7

RETAIL TRADE	$000	% EQUITY
GAMESTOP CORP	2,844	1.5
DICKS SPORTING GOODS INC	1,510	0.8
NORDSTROM INC	1,313	0.7
PENNEY J C INC	890	0.5
		3.4

TRANSPORTATION	$000	% EQUITY
C H ROBINSON WORLDWIDE INC	2,388	1.2
EXPEDITORS INTL WASH INC	2,110	1.1
		2.3

UTILITIES	$000	% EQUITY
EQUITABLE RESOURCES INC	911	0.5
		0.5

FINANCE	$000	% EQUITY
TCF FINANCIAL CORP	4,100	2.1
AFFILIATED MANAGERS GRP INC	3,176	1.6
ACE LTD	2,811	1.5
PRICE T ROWE GROUP INC	2,735	1.4
NORTHERN TRUST CORP	2,127	1.1
INTERCONTINENTAL EXCHANGE INC	2,036	1.1
		8.8

COMMUNICATIONS	$000	% EQUITY
AMERICAN TOWER CORP	2,935	1.5
NII HOLDINGS INC	1,475	0.8
		2.3

Portfolio Market Capitalization Summary

Sit Mid Cap Growth

March 31, 2008

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
CISCO SYSTEMS INC	22,000	29.506	24.090	0.3	143,600
APPLE COMPUTER INC	21,000	34.517	143.500	1.6	126,119
RESEARCH IN MOTION LTD	11,000	99.301	112.230	0.6	63,146
GILEAD SCIENCES INC	74,900	26.995	51.530	2.0	47,425
ALCON INC	16,700	98.517	142.250	1.2	42,343
APACHE CORP	29,000	32.438	120.820	1.8	40,232
XTO ENERGY INC	71,595	9.733	61.860	2.3	31,569
CELGENE CORP	106,400	11.821	61.290	3.4	24,746
THERMO FISHER SCIENTIFIC INC	56,450	26.137	56.840	1.7	23,793
NATIONAL OILWELL VARCO INC	30,400	56.138	58.380	0.9	20,841
ADOBE SYSTEMS INC	88,190	21.253	35.590	1.6	19,611
ACE LTD	51,050	47.451	55.060	1.5	18,164
ALLERGAN INC	46,600	54.758	56.390	1.4	17,236
EXPRESS SCRIPTS INC	32,100	53.342	64.320	1.1	16,261
MEMC ELECTR MATLS INC	61,000	60.184	70.900	2.2	16,208
ELECTRONIC ARTS INC	34,800	51.878	49.920	0.9	15,814
MURPHY OIL CORP	42,900	41.085	82.140	1.8	15,587
AMERICAN TOWER CORP	74,600	17.981	39.210	1.5	15,517
NORTHERN TRUST CORP	32,000	57.797	66.470	1.1	14,659
PRECISION CASTPARTS CORP	35,100	53.177	102.080	1.9	14,182
TEXTRON INC	54,600	53.531	55.420	1.6	13,789
NOBLE CORPORATION	54,800	33.755	49.670	1.4	13,343
PRICE T ROWE GROUP INC	54,500	26.213	50.000	1.4	13,100
SMITH INTERNATIONAL INC	46,000	35.832	64.230	1.5	12,808
INTL GAME TECHNOLOGY	81,000	42.963	40.210	1.7	12,578
INTUITIVE SURGICAL INC	14,646	99.409	324.350	2.5	12,530
MCDERMOTT INTL INC	107,700	31.557	54.820	3.0	12,375
MARRIOTT INTL INC	39,900	33.649	34.360	0.7	12,173
SOUTHWESTERN ENERGY CO	182,000	14.553	33.690	3.2	11,520
COACH INC	59,800	16.042	30.150	0.9	10,610
EXPEDITORS INTL WASH INC	46,700	41.196	45.180	1.1	9,628
CUMMINS INC	43,000	51.008	46.820	1.0	9,467
ITT CORPORATION	42,000	29.304	51.810	1.1	9,406
C H ROBINSON WORLDWIDE INC	43,900	26.259	54.400	1.2	9,321
ROCKWELL COLLINS INC	31,900	66.712	57.150	0.9	9,281
INTERCONTINENTALEXCHANGE INC	15,600	66.084	130.500	1.1	9,153
BROADCOM CORP	68,675	28.883	19.270	0.7	9,086
JACOBS ENGINEERING GROUP INC	55,100	51.135	73.590	2.1	8,980
ANALOG DEVICES	76,450	34.722	29.520	1.2	8,677
PENNEY J C INC	23,600	80.872	37.710	0.5	8,360
GAMESTOP CORP NEW	55,000	29.623	51.710	1.5	8,326
COGNIZANT TECH SOLUTIONS	106,800	19.562	28.830	1.6	8,313
LABORATORY CP OF AMER HLDGS	30,200	29.414	73.680	1.1	8,169

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
ACTIVISION INC NEW	144,800	23.708	27.310	2.0	8,027
AUTODESK INC	53,800	24.340	31.480	0.9	7,250
APOLLO GROUP INC	16,700	71.537	43.200	0.4	7,240
ALLEGHENY TECHNOLOGIES INC	26,750	51.337	71.360	1.0	7,214
EQUITABLE RESOURCES INC	14,700	51.026	58.900	0.4	7,196
NORDSTROM INC	38,700	36.004	32.600	0.7	7,130
NET APP INC	63,500	27.932	20.050	0.7	6,888
KLA-TENCOR CORP	18,900	53.586	37.100	0.4	6,680
COVENTRY HEALTH CARE INC	25,800	56.840	40.350	0.5	6,242
AMDOCS LTD	71,600	28.698	28.360	1.0	5,908
CF INDS HLDGS INC	30,500	94.029	103.620	1.6	5,829
CITRIX SYSTEMS INC	91,900	32.871	29.330	1.4	5,435
NII HOLDINGS INC	46,400	55.888	31.780	0.8	5,400
COVANCE INC	13,500	80.151	82.970	0.6	5,230
BAIDU COM INC	200	95.037	239.630	0.0	5,081
AKAMAI TECHNOLOGIES INC	33,850	27.847	28.160	0.5	4,706
AMETEK INC	59,950	20.330	43.910	1.4	4,674
STERICYCLE INC	56,000	17.968	51.500	1.5	4,505
AMYLIN PHARMACEUTICALS INC	50,600	46.630	29.210	0.8	3,952
AIRGAS INC	68,900	37.713	45.470	1.6	3,751
MILLIPORE CORP	31,000	75.924	67.410	1.1	3,712
TRIMBLE NAVIGATION LTD	52,900	14.754	28.590	0.8	3,464
ALBEMARLE CORP	70,800	42.168	36.520	1.3	3,338
AFFILIATED MANAGERS GRP INC	35,000	91.146	90.740	1.6	3,307
HANSEN NATURAL CORP	23,500	37.631	35.300	0.4	3,298
CENTRAL EUROPEAN MEDIA E	11,400	98.384	85.230	0.5	3,069
IDEXX LABS INC	37,300	43.116	49.260	0.9	2,980
FRONTIER OIL CORP	54,700	30.662	27.260	0.8	2,815
ANSYS INC	30,500	33.782	34.520	0.5	2,704
ABCOM TECHNOLOGY CORP DEL	43,400	22.302	26.010	0.6	2,606
IDEX CORP	47,300	31.272	30.690	0.7	2,504
DICKS SPORTING GOODS INC	56,400	25.835	26.780	0.8	2,276
TCF FINANCIAL CORP	228,800	16.312	17.920	2.1	2,264
HOLLY CORP	35,800	51.530	43.410	0.8	2,213
BARE ESCENTUALS INC	52,900	32.116	23.420	0.6	2,138
ITT EDUCATIONAL SERVICES	16,300	111.702	45.930	0.4	1,783
VALUECLICK INC	29,300	20.288	17.250	0.3	1,681
VERIFONE HLDGS INC	29,100	36.812	15.870	0.2	1,324
NUVASIVE INC	55,488	38.905	34.510	1.0	1,222
RTI INTL METALS INC	43,500	73.219	45.210	1.0	1,047
SURMODICS INC	37,700	35.107	41.880	0.8	765
FLOTEK INDUSTRIES INC	108,700	31.010	14.590	0.8	335
NORTHSTAR NEUROSCIENCE IN	52,000	10.282	1.580	0.0	41

WEIGHTED AVERAGE:	14,590
UNWEIGHTED AVERAGE:	13,224
MEDIAN:	8,098

Top 25 Holdings

Sit Mid Cap Growth

March 31, 2008

Security	Sector	Market Value (000)	% of Equity	IBES LT Growth	C2008 P/E Ratio
CELGENE CORP	HEALTH TECHNOLOGY	$6,521	3.4%	42.7%	40 x
SOUTHWESTERN ENERGY CO	ENERGY MINERALS	6,132	3.2%	22.5%	37 x
MCDERMOTT INTL INC	INDUSTRIAL SERVICES	5,904	3.0%	14.0%	18 x
INTUITIVE SURGICAL INC	HEALTH TECHNOLOGY	4,750	2.5%	38.7%	63 x
XTO ENERGY INC	ENERGY MINERALS	4,429	2.3%	9.3%	17 x
MEMC ELECTR MATLS INC	ELECTRONIC TECHNOLOGY	4,325	2.2%	29.6%	16 x
TCF FINANCIAL CORP	FINANCE	4,100	2.1%	6.3%	11 x
JACOBS ENGINEERING GROUP INC	PRODUCER MANUFACTURING	4,055	2.1%	18.2%	23 x
ACTIVISION INC	CONSUMER DURABLES	3,954	2.0%	20.0%	26 x
GILEAD SCIENCES INC	HEALTH TECHNOLOGY	3,860	2.0%	18.0%	27 x
PRECISION CASTPARTS CORP	PRODUCER MANUFACTURING	3,583	1.9%	18.0%	13 x
MURPHY OIL CORP	ENERGY MINERALS	3,524	1.8%	19.6%	12 x
APACHE CORP	ENERGY MINERALS	3,504	1.8%	9.6%	11 x
INTL GAME TECHNOLOGY	CONSUMER SERVICES	3,257	1.7%	13.1%	24 x
THERMO FISHER SCIENTIFIC INC	HEALTH TECHNOLOGY	3,209	1.7%	15.0%	18 x
AFFILIATED MANAGERS GRP INC	FINANCE	3,176	1.6%	13.8%	13 x
CF INDS HLDGS INC	PROCESS INDUSTRIES	3,160	1.6%	N/A	9 x
ADOBE SYSTEMS INC	TECHNOLOGY SERVICES	3,139	1.6%	14.4%	19 x
AIRGAS INC	PROCESS INDUSTRIES	3,133	1.6%	14.3%	15 x
COGNIZANT TECH SOLUTIONS	TECHNOLOGY SERVICES	3,079	1.6%	30.2%	19 x
TEXTRON INC	PRODUCER MANUFACTURING	3,026	1.6%	13.0%	14 x
APPLE COMPUTER INC	ELECTRONIC TECHNOLOGY	3,014	1.6%	22.4%	27 x
SMITH INTERNATIONAL INC	INDUSTRIAL SERVICES	2,955	1.5%	21.8%	17 x
AMERICAN TOWER CORP	COMMUNICATIONS	2,925	1.5%	36.4%	92 x
STERICYCLE INC	HEALTH SERVICES	2,884	1.5%	18.0%	31 x
	TOTAL		49.4		

Number of Equity Holdings = 86

NM= non-meaningful, N/A=not applicable

Sit Investment Associates
Sit Mutual Funds

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Mid Cap Growth title page.

Sit Mid Cap Growth Fund

Performance Attribution

GFD006 vs. Russell Midcap Growth - Ex [Cash], Ex [Money Market Fund], Ex [Unassigned]
3/30/2007 to 3/31/2008
U.S. Dollar

	Sit Mid Cap Growth Fund		Russell Midcap Growth		Attribution Analysis		
Sector	Average Weight	Total Return	Average Weight	Total Return	Selection & Interaction	Allocation Effect	Total Effect
Health Technology	16.22	24.15	7.90	6.09	2.29	0.84	3.13
Energy Minerals	7.56	43.00	3.76	33.81	0.67	1.21	1.89
Health Services	4.53	13.85	5.48	-7.95	0.90	0.04	0.94
Retail Trade	3.98	-13.05	7.03	-20.98	0.25	0.44	0.69
Finance	8.81	-5.91	8.33	-12.77	0.68	-0.01	0.67
Consumer Durables	2.25	0.01	3.60	-17.53	0.33	0.23	0.56
Transportation	2.56	6.55	2.41	-15.92	0.52	0.01	0.53
Commercial Services	0.30	-24.48	3.74	-17.71	-0.07	0.49	0.42
Electronic Technology	11.23	-9.11	10.32	-13.67	0.49	-0.08	0.40
Industrial Services	8.46	30.03	7.68	30.39	-0.18	0.43	0.25
Producer Manufacturing	9.04	7.18	8.32	8.12	-0.13	0.07	-0.06
Utilities	0.08	15.88	3.93	2.76	0.08	-0.20	-0.12
Process Industries	2.94	0.88	3.41	7.14	-0.17	-0.01	-0.18
Communications	3.24	-34.27	2.29	-27.43	-0.25	-0.10	-0.35
Consumer Services	3.31	-26.68	7.28	-9.24	-0.73	0.15	-0.57
Consumer Non-Durables	3.44	-35.31	5.14	-10.93	-0.81	-0.03	-0.84
Non-Energy Minerals	2.51	-42.12	1.87	-9.27	-0.97	-0.03	-1.00
Technology Services	9.54	-20.66	7.52	-2.36	-1.80	0.04	-1.76
Total	**100.00**	**0.08**	**100.00**	**-4.51**	**1.10**	**3.49**	**4.60**

Source: FactSet Research Systems Note: Returns Are Estimated

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Mid Cap Growth title page.

VI. Small Cap Growth Portfolio Characteristics

Sit Small Cap Growth Fund primarily invests in stocks of small- and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

Rotation of Major Industry Weights Over Time

Sit Small Cap Growth

PORTFOLIO WEIGHTINGS	12/03	12/04	12/05	03/06	06/06	09/06	12/06	03/07	06/07	09/07	12/07	03/08
NON-ENERGY MINERALS	0.0%	0.0%	0.8%	1.1%	1.8%	1.7%	1.8%	2.1%	2.2%	2.3%	2.0%	1.9%
PRODUCER MANUFACTURING	5.0	6.4	6.9	8.9	9.4	7.9	7.9	9.2	10.1	9.4	9.1	10.3
ELECTRONIC TECHNOLOGY	25.2	16.1	11.1	12.4	12.0	13.2	14.2	13.7	13.2	12.2	12.5	11.7
CONSUMER DURABLES	1.8	2.5	1.1	1.3	1.5	1.4	1.3	1.1	1.5	1.5	1.0	0.0
ENERGY MINERALS	2.1	9.6	11.6	9.7	9.6	8.8	7.2	7.1	7.7	6.8	8.8	8.6
PROCESS INDUSTRIES	3.6	3.5	0.0	0.0	0.0	0.0	0.2	1.8	1.9	2.0	1.0	2.0
HEALTH TECHNOLOGY	12.8	14.5	14.9	14.5	13.5	16.1	19.2	16.2	16.2	17.3	16.6	18.6
CONSUMER NON-DURABLES	2.5	2.0	2.6	2.9	3.5	3.3	3.7	3.4	3.2	2.9	2.3	1.5
INDUSTRIAL SERVICES	3.0	3.8	7.2	8.9	11.4	9.8	9.8	7.9	8.5	10.8	9.8	8.8
COMMERCIAL SERVICES	2.2	3.4	1.4	1.1	1.0	0.8	1.1	2.2	2.1	2.1	1.3	1.6
TECHNOLOGY SERVICES	9.2	11.4	8.0	8.2	8.8	9.9	9.6	10.2	9.3	9.5	9.3	9.7
HEALTH SERVICES	4.7	2.0	4.9	4.3	4.6	6.1	7.0	7.2	6.7	6.5	7.1	5.6
CONSUMER SERVICES	2.7	1.5	2.4	2.7	3.6	1.8	1.6	1.1	1.1	1.2	2.3	2.3
RETAIL TRADE	5.8	6.3	6.8	6.7	3.5	2.8	2.2	3.2	4.2	4.0	3.1	2.3
TRANSPORTATION	2.1	4.6	4.0	3.6	2.7	2.8	1.9	1.3	0.9	0.8	0.7	0.9
UTILITIES	5.1	2.0	2.0	1.8	2.0	2.1	2.3	1.2	1.1	1.2	1.2	1.6
FINANCE	12.2	7.4	9.5	8.2	7.9	8.3	6.1	7.3	6.1	5.2	7.2	8.2
COMMUNICATIONS	0.0	3.0	4.8	4.0	3.2	3.2	3.1	4.1	4.1	4.7	4.8	4.5
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

RUSSELL 2000 GROWTH WEIGHTING	12/03	12/04	12/05	03/06	06/06	09/06	12/06	03/07	06/07	09/07	12/07	03/08
NON-ENERGY MINERALS	0.8%	1.8%	2.3%	2.8%	2.9%	2.2%	2.1%	2.2%	1.8%	1.9%	1.8%	1.8%
PRODUCER MANUFACTURING	5.0	6.1	6.9	7.2	6.9	8.3	8.5	8.3	8.9	9.3	10.4	10.2
ELECTRONIC TECHNOLOGY	17.4	14.3	13.5	14.6	13.4	12.8	12.8	13.3	11.9	12.0	11.3	10.5
CONSUMER DURABLES	3.1	4.6	3.5	3.4	3.1	2.9	2.9	2.8	3.7	3.7	3.1	2.9
ENERGY MINERALS	1.8	2.3	3.2	3.2	3.8	3.0	3.0	3.0	3.0	3.0	3.5	4.9
PROCESS INDUSTRIES	2.5	2.9	2.0	2.1	2.1	2.8	2.7	2.8	2.4	2.6	2.9	3.1
HEALTH TECHNOLOGY	16.7	15.2	14.9	14.6	13.9	15.6	15.1	14.7	14.9	16.3	17.3	15.7
CONSUMER NON-DURABLES	2.1	2.0	2.4	2.4	2.6	3.1	3.3	3.5	3.1	3.0	2.9	3.1
INDUSTRIAL SERVICES	2.6	3.7	5.1	5.2	5.8	3.9	3.7	3.6	4.3	4.3	4.3	4.8
COMMERCIAL SERVICES	4.7	6.0	5.9	5.9	6.0	6.6	7.0	7.1	6.6	6.1	5.7	5.8
TECHNOLOGY SERVICES	11.8	11.1	9.5	9.1	8.9	9.5	9.4	9.2	9.1	8.8	10.0	9.5
HEALTH SERVICES	5.3	5.6	5.0	4.5	4.5	4.2	4.2	4.3	4.0	4.1	4.2	4.0
CONSUMER SERVICES	5.7	6.2	6.2	6.0	6.1	6.4	6.6	6.8	7.6	7.5	6.9	6.6
RETAIL TRADE	5.4	4.6	5.6	5.5	5.3	5.4	5.1	5.3	5.3	4.5	3.8	4.0
TRANSPORTATION	1.9	2.3	2.8	2.8	3.1	2.6	2.6	2.7	2.5	1.7	1.5	1.8
UTILITIES	0.3	0.1	0.1	0.1	0.1	0.1	0.2	0.2	0.4	0.8	0.8	1.1
FINANCE	11.4	10.1	10.2	9.7	10.1	9.5	9.4	9.0	8.9	8.5	8.0	8.8
COMMUNICATIONS	1.5	1.0	1.0	1.0	1.1	1.1	1.4	1.3	1.7	1.8	1.5	1.2
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Industry Sector Portfolio Evaluation

Sit Small Cap Growth

March 31, 2008

NON-ENERGY MINERALS	$000	% EQUITY
RTI INTL METALS INC	1,139	1.3
HAYNES INTERNATIONAL INC	466	0.5
		1.9

PRODUCER MANUFACTURING	$000	% EQUITY
AMETEK INC	1,490	1.7
ROFIN SINAR TECHNOLOGIES	1,346	1.6
KAYDON CORP	1,311	1.5
ROPER INDS INC	1,022	1.2
ANIXTER INTL INC	909	1.1
AMPCO-PITTSBURGH CORP	894	1.0
IDEX CORP	727	0.9
TELEDYNE TECHNOLOGIES INC	658	0.8
WOODWARD GOVERNOR CO	454	0.5
		10.3

ELECTRONIC TECHNOLOGY	$000	% EQUITY
COMMSCOPE INC	1,553	1.8
MICROS SYSTEMS INC	1,457	1.7
MICROSEMI CORP	1,354	1.6
INTERSIL CORP	1,196	1.4
SILICON LABORATORIES INC	883	1.0
TRIMBLE NAVIGATION LTD	866	1.0
VARIAN SEMICONDUCTOR EQUIP	709	0.8
ARRIS GROUP INC	640	0.7
SONUS NETWORKS INC	386	0.5
RADYNE COMSTREAM INC	363	0.4
COMPELLENT TECHNOLOGIES	344	0.4
SILICON MOTION TECH-ADR	222	0.3
		11.7

ENERGY MINERALS	$000	% EQUITY
ARENA RESOURCES INC	3,256	3.8
SOUTHWESTERN ENERGY CO	2,203	2.6
FRONTIER OIL CORP	1,578	1.8
CANO PETE INC	234	0.3
		8.6

PROCESS INDUSTRIES	$000	% EQUITY
ZOLTEK COS INC	812	0.9
LANDEC CORP	497	0.6
DARLING INTL INC	414	0.5
		2.0

HEALTH TECHNOLOGY	$000	% EQUITY
INTUITIVE SURGICAL INC	2,141	2.5
CELGENE CORP	1,826	2.1
NUVASIVE INC	1,712	2.0
AMYLIN PHARMACEUTICALS INC	1,647	1.9
PERKINELMER INC	1,203	1.4
LIFECELL CORP	1,189	1.4
HOLOGIC INC	1,073	1.3
SURMODICS INC	1,013	1.2
GEN-PROBE INC	786	0.9
ICON PUB LTD CO	785	0.9
CRYOLIFE INC	536	0.6
HANSEN MEDICAL INC	375	0.4
BIOMARIN PHARMACEUTICAL	354	0.4
EV3 INC	341	0.4
THORATEC CORP	340	0.4
SPECTRANETICS CORP	331	0.4
ALEXION PHARMACEUTICALS	237	0.3
NORTHSTAR NEUROSCIENCE IN	38	0.0
		18.6

CONSUMER NON-DURABLES	$000	% EQUITY
HANSEN NATURAL CORP	1,281	1.5
		1.5

INDUSTRIAL SERVICES	$000	% EQUITY
CORE LABORATORIES N V	1,599	1.9
LUFKIN INDUSTRIES INC	1,359	1.6
URS CORP	1,164	1.4
MCDERMOTT INTL INC	1,063	1.2
ATWOOD OCEANICS INC	825	1.0
CHICAGO BRIDGE & IRON CO	812	0.9
FLOTEK INDUSTRIES INC	727	0.8
		8.8

COMMERCIAL SERVICES	$000	% EQUITY
FACTSET RESEARCH SYSTEMS INC	813	1.0
GETTY IMAGES INC	509	0.6
		1.6

TECHNOLOGY SERVICES	$000	% EQUITY
ANSYS INC	1,916	2.2
INFORMATICA CORP	1,645	1.9
CITRIX SYSTEMS INC	1,399	1.6
ULTIMATE SOFTWARE GROUP INC	908	1.1
CONCUR TECHNOLOGIES INC	714	0.8
QUEST SOFTWARE INC	507	0.6
SYNTEL INC	416	0.5
J2 GLOBAL COMMUNICATIONS INC	397	0.5
VALUECLICK INC	314	0.4
SAVVIS INC	75	0.1
		9.7

HEALTH SERVICES	$000	% EQUITY
STERICYCLE INC	1,123	1.3
PSYCHIATRIC SOLUTIONS INC	1,035	1.2
COVANCE INC	863	1.0
VCA ANTECH INC	771	0.9
HEALTHWAYS INC	399	0.5
PHARMACEUTICAL PROD DEV	297	0.3
ALLSCRIPTS HEALTHCARE SOLTNS	291	0.3
		5.6

CONSUMER SERVICES	$000	% EQUITY
DEVRY INC DEL	711	0.8
LIFE TIME FITNESS INC	646	0.8
STRAYER ED INC	366	0.4
CAPELLA EDUCATION COMPANY	272	0.3
		2.3

RETAIL TRADE	$000	% EQUITY
GAMESTOP CORP	1,887	2.2
JOS A BANK CLOTHIERS INC	68	0.1
		2.3

TRANSPORTATION	$000	% EQUITY
UTI WORLDWIDE INC	727	0.9
		0.9

UTILITIES	$000	% EQUITY
EQUITABLE RESOURCES INC	1,396	1.6
		1.6

FINANCE	$000	% EQUITY
TCF FINANCIAL CORP	1,874	2.2
AFFILIATED MANAGERS GRP INC	1,794	2.1
ASPEN INSURANCE HOLDINGS LTD	1,111	1.3
HANOVER INS GROUP INC	679	0.8
NATIONAL FINANCIAL PRTNRS CP	591	0.7
BOSTON PRIVATE FINL HLDGS	498	0.6
FCSTONE GROUP INC	496	0.6
		8.2

COMMUNICATIONS	$000	% EQUITY
SBA COMMUNICATIONS CORP	1,869	2.2
TIME WARNER TELECOM INC	974	1.1
CENTENNIAL COMMUNCTNS CORP	505	0.6
NII HOLDINGS INC	474	0.6
		4.5

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Small Cap Growth title page.

Portfolio Market Capitalization Summary

Sit Small Cap Growth

March 31, 2008

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
CELGENE CORP	39,800	10.038	11.290	3.1	24,741
INTUITIVE SURGICAL INC	1,100	99.184	324.350	2.5	12,530
MCDERMOTT INTL INC	19,300	15.135	54.820	1.2	12,375
SOUTHWESTERN ENERGY CO	15,400	11.713	33.690	2.1	11,530
GAMESTOP CORP NEW	31,500	32.913	51.710	2.2	8,331
EQUITABLE RESOURCES INC	23,700	23.415	58.900	1.1	7,191
HOLOGIC INC	19,300	11.113	55.600	1.3	7,104
CITRIX SYSTEMS INC	47,700	24.555	29.330	1.1	5,435
NII HOLDINGS INC	14,900	21.181	31.780	0.1	5,400
ROPER INDS INC NEW	17,200	24.000	59.440	1.2	5,308
COVANCE INC	10,400	48.140	82.970	1.0	5,319
PHARMACEUTICAL PROD DEVT	7,100	40.141	41.900	0.3	5,000
AMETEK INC	33,935	27.518	43.910	1.7	4,174
STERICYCLE INC	31,800	17.411	51.500	1.3	4,505
AMYLIN PHARMACEUTICALS INC	51,400	39.474	29.210	1.9	3,953
CHICAGO BRIDGE & IRON CO	30,700	17.479	39.240	0.9	3,805
TRIMBLE NAVIGATION LTD	30,300	11.331	28.590	1.0	3,414
BIOMARIN PHARMACEUTICAL I	10,000	31.891	35.370	0.4	3,444
AFFILIATED MANAGERS GRP INC	19,775	80.543	90.740	2.1	3,307
HANSEN NATURAL CORP	31,300	24.091	35.300	1.5	3,293
SBA COMMUNICATIONS CORP	13,150	18.318	29.830	2.2	3,331
INTERSIL CORP	41,100	23.874	25.670	1.4	3,189
DEVRY INC DEL	17,000	43.879	41.840	0.8	2,988
ATWOOD OCEANICS INC	9,000	81.588	91.720	1.0	2,910
PERKINELMER INC	49,100	24.344	24.250	1.4	2,853
FRONTIER OIL CORP	57,900	4.511	27.310	1.8	2,815
CORE LABORATORIES N V	13,400	24.171	119.300	1.9	2,739
MICROS SYSTEMS INC	43,300	25.335	33.660	1.7	2,734
URS CORP	35,100	44.021	32.690	1.4	2,728
ANSYS INC	55,500	25.093	34.520	2.2	2,704
GEN-PROBE INC	11,300	62.997	48.200	0.9	2,603
FACTSET RESEARCH SYSTEMS INC	15,100	61.050	53.870	1.0	2,580
IDEX CORP	23,700	27.575	30.690	0.9	2,504
COMMSCOPE INC	44,100	28.935	34.830	1.8	2,347
VCA ANTECH INC	28,300	22.314	27.350	0.9	2,317
ANIXTER INTL INC	14,300	51.774	64.040	1.1	2,275
TIME WARNER TELECOM INC	62,900	21.193	15.490	1.1	2,275
TCF FINANCIAL CORP	104,100	18.417	17.920	2.2	2,314
ALEXION PHARMACEUTICALS I	4,000	63.098	59.300	0.3	2,210
ASPEN INSURANCE HOLDINGS LTD	43,100	21.205	21.380	1.3	2,251
STRAYER ED INC	2,400	180.718	152.500	0.4	2,113
VARIAN SEMICONDUCTOR EQUIPMT	25,200	11.553	28.150	0.8	2,123
HANOVER INS GROUP INC	11,500	43.987	41.140	0.8	2,123
UTI WORLDWIDE INC	31,300	12.093	20.080	0.9	1,995
GETTY IMAGES INC	15,900	52.298	32.000	0.1	1,908
ICON PUB LTD CO	13,100	62.112	64.890	0.9	1,871
PSYCHIATRIC SOLUTIONS INC	30,500	29.888	33.920	1.2	1,819

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
WOODWARD GOVERNOR CO	17,000	28.551	21.720	0.5	1,821
MICROSEMI CORP	59,400	25.441	22.800	1.1	1,780
VALUECLICK INC	18,300	25.350	17.250	0.4	1,801
TELEDYNE TECHNOLOGIES INC	14,000	28.881	47.000	0.8	1,110
SILICON LABORATORIES INC	28,000	28.611	31.540	1.0	1,618
INFORMATICA CORP	91,450	10.433	17.060	1.9	1,503
LIFECELL CORP	28,300	27.313	42.030	1.4	1,437
CONCUR TECHNOLOGIES INC	23,000	23.889	31.050	0.8	1,318
ARENA RESOURCES INC	84,100	19.114	38.710	3.8	1,359
QUEST SOFTWARE INC	38,800	14.513	13.070	0.1	1,357
ROFIN SINAR TECHNOLOGIES	29,981	25.591	44.900	1.1	1,328
HEALTHWAYS INC	11,300	41.985	35.340	0.5	1,274
NUVASIVE INC	49,100	17.004	34.510	2.0	1,222
LIFE TIME FITNESS INC	20,700	27.191	31.210	0.8	1,222
KAYDON CORP	29,850	28.301	43.910	1.5	1,222
SYNTEL INC	15,100	29.038	21.150	0.5	1,113
J2 GLOBAL COMMUNICATIONS INC	17,800	24.910	22.320	0.5	1,081
DARLING INTL INC	31,979	12.214	12.950	0.5	1,054
RTI INTL METALS INC	25,200	10.111	45.210	1.2	1,047
CAPELLA EDUCATION COMPANY	4,975	11.273	54.100	0.2	939
LUFKIN INDUSTRIES INC	21,300	10.914	63.820	1.1	934
SONUS NETWORKS INC	113,850	7.122	3.430	0.5	934
ZOLTEK COS INC	30,100	23.107	21.520	0.9	900
NATIONAL FINANCIAL PRTNRS CP	21,300	43.977	22.470	0.7	885
SAVVIS INC	4,100	50.131	16.270	0.1	813
EV3 INC	41,900	11.273	8.140	0.4	857
ARRIS GROUP INC	109,900	11.975	5.820	0.7	787
THORATEC CORP	23,800	19.240	14.290	0.4	773
FCSTONE GROUP INC	17,900	28.217	27.700	0.1	718
SURMODICS INC	24,191	27.419	41.880	1.2	715
ULTIMATE SOFTWARE GROUP INC	30,300	23.015	30.060	1.1	745
HAYNES INTERNATIONAL INC	8,500	12.987	54.880	0.5	653
CENTENNIAL COMMUNCTNS COR	85,400	10.207	5.910	0.1	637
ALLSCRIPTS HEALTHCARE SOLTNS	28,300	22.501	10.320	0.3	587
SILICON MOTION TECH-ADR	15,750	21.510	14.130	0.3	413
AMPCO-PITTSBURGH CORP	20,800	40.825	42.990	1.0	438
BOSTON PRIVATE FINL HLDGS	47,000	28.141	10.590	0.1	399
COMPELLENT TECHNOLOGIES I	37,700	11.538	12.430	0.4	380
JOS A BANK CLOTHIERS INC	3,300	45.230	20.500	0.1	373
FLOTEK INDUSTRIES INC	49,800	17.252	14.590	0.8	335
HANSEN MEDICAL INC	21,700	23.017	14.060	0.4	309
SPECTRANETICS CORP	39,100	14.910	8.360	0.4	314
CRYOLIFE INC	57,010	5.051	9.400	0.1	261
LANDEC CORP	58,900	12.513	8.430	0.1	220
CANDELA INC	60,100	1.977	4.180	0.3	171
RADYNE COMSTREAM INC	43,100	12.590	8.520	0.4	160
NORTHSTAR NEUROSCIENCE IN	24,000	9.999	1.580	0.0	41

WEIGHTED AVERAGE:	2,593
UNWEIGHTED AVERAGE:	2,149
MEDIAN:	1,845

Sit Investment Associates
Sit Mutual Funds

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Small Cap Growth title page.

Top 25 Holdings
Sit Small Cap Growth
March 31, 2008

Security	Sector	Market Value (000)	% of Equity	IBES LT Growth	C2008 P/E Ratio
ARENA RESOURCES INC	ENERGY MINERALS	$3,266	3.8%	N/A	24x
SOUTHWESTERN ENERGY CO	ENERGY MINERALS	2,203	2.6%	22.5%	37x
INTUITIVE SURGICAL INC	HEALTH TECHNOLOGY	2,141	2.5%	38.7%	63x
ANSYS INC	TECHNOLOGY SERVICES	1,916	2.2%	19.0%	25x
GAMESTOP CORP	RETAIL TRADE	1,887	2.2%	19.8%	22x
TCF FINANCIAL CORP	FINANCE	1,874	2.2%	6.3%	11x
SBA COMMUNICATIONS CORP	COMMUNICATIONS	1,869	2.2%	13.0%	N/A
CELGENE CORP	HEALTH TECHNOLOGY	1,826	2.1%	42.7%	40x
AFFILIATED MANAGERS GRP INC	FINANCE	1,794	2.1%	13.8%	13x
NUVASIVE INC	HEALTH TECHNOLOGY	1,712	2.0%	31.3%	999x
AMYLIN PHARMACEUTICALS INC	HEALTH TECHNOLOGY	1,647	1.9%	22.4%	N/A
INFORMATICA CORP	TECHNOLOGY SERVICES	1,645	1.9%	19.3%	23x
CORE LABORATORIES N V	INDUSTRIAL SERVICES	1,599	1.9%	N/A	19x
FRONTIER OIL CORP	ENERGY MINERALS	1,578	1.8%	29.5%	9x
COMMSCOPE INC	ELECTRONIC TECHNOLOGY	1,553	1.8%	18.3%	11x
AMETEK INC	PRODUCER MANUFACTURING	1,490	1.7%	15.6%	18x
MICROS SYSTEMS INC	ELECTRONIC TECHNOLOGY	1,457	1.7%	18.5%	23x
CITRIX SYSTEMS INC	TECHNOLOGY SERVICES	1,399	1.6%	16.4%	18x
EQUITABLE RESOURCES INC	UTILITIES	1,396	1.6%	13.7%	29x
LUFKIN INDUSTRIES INC	INDUSTRIAL SERVICES	1,359	1.6%	11.3%	12x
MICROSEMI CORP	ELECTRONIC TECHNOLOGY	1,354	1.6%	18.8%	17x
ROFIN SINAR TECHNOLOGIES	PRODUCER MANUFACTURING	1,346	1.6%	19.3%	21x
KAYDON CORP	PRODUCER MANUFACTURING	1,311	1.5%	14.4%	17x
HANSEN NATURAL CORP	CONSUMER NON-DURABLES	1,281	1.5%	24.1%	16x
PERKINELMER INC	HEALTH TECHNOLOGY	1,203	1.4%	14.8%	17x
	TOTAL		490		

Number of Equity Holdings = 94

NM= non-meaningful, N/A=not applicable

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Small Cap Growth title page.

Sit Small Cap Growth Fund

Performance Attribution

SCG103 vs. Russell 2000 Growth - Ex [Cash], Ex [Money Market Fund], Ex [Unassigned]
3/30/2007 to 3/31/2008
U.S. Dollar

	Sit Small Cap Growth Fund		Russell 2000 Growth		Attribution Analysis		
Sector	Average Weight	Total Return	Average Weight	Total Return	Selection & Interaction	Allocation Effect	Total Effect
Health Technology	17.08	9.72	15.93	-2.01	1.79	0.10	1.88
Industrial Services	9.25	15.53	4.14	4.62	0.69	0.65	1.34
Energy Minerals	7.76	32.32	3.39	31.01	-0.29	1.54	1.25
Retail Trade	3.40	-13.38	4.50	-31.02	0.80	0.21	1.01
Producer Manufacturing	9.52	12.88	9.70	4.71	0.70	0.03	0.72
Commercial Services	1.71	1.05	5.94	-17.68	0.29	0.37	0.66
Technology Services	9.53	3.72	9.52	-3.55	0.56	0.07	0.64
Electronic Technology	12.63	-19.03	11.88	-22.69	0.67	-0.17	0.50
Consumer Services	1.62	-21.97	7.11	-22.32	-0.25	0.72	0.46
Health Services	6.72	-4.59	4.15	-16.48	0.63	-0.18	0.45
Utilities	1.26	23.88	0.88	26.11	0.03	0.12	0.15
Transportation	0.86	-18.10	2.00	-12.58	-0.01	0.06	0.05
Consumer Durables	1.11	-47.91	2.96	-14.30	-0.40	0.09	-0.31
Process Industries	1.68	-21.64	2.65	10.29	-0.23	-0.17	-0.40
Communications	4.39	-24.35	1.51	-21.50	-0.12	-0.41	-0.53
Consumer Non-Durables	2.76	-32.40	3.07	-7.83	-0.52	-0.02	-0.54
Non-Energy Minerals	2.10	-45.33	1.94	-6.90	-0.96	0.00	-0.96
Finance	6.61	-24.45	8.61	-13.28	-1.37	0.22	-1.15
Total	**100.00**	**-3.75**	**100.00**	**-8.98**	**1.99**	**3.24**	**5.24**

Source: FactSet Research Systems Note: Returns Are Estimated

VII. Dividend Growth Portfolio Characteristics

Sit Dividend Growth Fund Structure / Characteristics

The following market environment information is a combination of outside research sources and the collective opinions of SIA analysts. This information is presented only as of the date indicated and is subject to change without notice with subsequent market events or other reasons.

- Forecasted beta of 0. 85 (provided by Northfield Information Systems)
- Below average portfolio turnover
- EPS growth rates similar to S&P 500, with lower valuations
- Above average "stability" (balance sheets, earnings, cash flow)
- Sector weights differ materially from S&P and Russell Style indices (both growth and value)
- Over 50% of holdings in SIA growth portfolios
- 96% of portfolio invested in common equities; the remainder is in REITs, LPs and Trusts
- ADR's account for 11.0% of the portfolio
- Equal proportion of dividend growth companies and higher yielding securities

Sit Dividend Growth: Balancing Income, Capital Appreciation Potential

March 31, 2008

Yield-Oriented

Ticker	Company Name	% of Total Equity	Div Yield	Div Payout Ratio	Long Term EPS Growth
MMM	3M CO	0.8%	2.5%	34%	11%
* ABT	ABBOTT LABS	1.6%	2.6%	56%	12%
AB	ALLIANCEBERNSTEIN HOLDING L	2.0%	6.7%	100%	10%
* AHL	ASPEN INSURANCE HOLDINGS LT	1.1%	2.2%	11%	10%
* T	AT&T INC	0.9%	4.2%	75%	11%
ATN	ATLAS ENERGY RESOURCES LLC	1.1%	6.1%	35%	9%
CQP	CHENIERE ENERGY PARTNERS LP	0.7%	11.0%	100%	9%
CVX	CHEVRON CORP NEW	2.5%	2.6%	26%	7%
* C	CITIGROUP INC	0.7%	5.3%	30%	10%
CMP	COMPASS MINERALS INTL INC	0.8%	2.0%	53%	9%
DEO	DIAGEO P L C	1.3%	3.1%	60%	11%
* EMR	EMERSON ELEC CO	1.6%	2.2%	40%	13%
ENLAY	ENEL SOCIETA PER AZIONI	0.8%	4.4%	95%	8%
EXC	EXELON CORP	1.2%	2.4%	46%	9%
* GE	GENERAL ELECTRIC CO	3.6%	3.3%	53%	11%
GIS	GENERAL MILLS INC	1.3%	2.6%	39%	9%
IPCR	IPC HLDGS LTD	0.8%	2.8%	14%	8%
* JNJ	JOHNSON & JOHNSON	2.4%	2.5%	46%	7%
* JPM	JPMORGAN CHASE & CO	1.3%	3.3%	33%	8%
KYN	KAYNE ANDERSON MLP INVSMNT	1.6%	7.0%	100%	7%
KMB	KIMBERLY CLARK CORP	1.2%	3.6%	53%	7%
LLY	LILLY ELI & CO	1.0%	3.6%	64%	7%
* LNC	LINCOLN NATL CORP IND	1.6%	3.0%	33%	11%
MIC	MACQUARIE INFRASTR CO LLC	0.7%	8.6%	100%	7%
* MCD	MCDONALDS CORP	1.3%	2.7%	98%	9%
* MRK	MERCK & CO INC	1.4%	3.8%	104%	10%
* MS	MORGAN STANLEY	0.7%	2.3%	64%	10%
NYB	NEW YORK CMNTY BANCORP INC	0.7%	5.4%	90%	11%
OKE	ONEOK INC NEW	1.0%	3.3%	51%	9%
* PSO	PEARSON PLC	0.7%	4.5%	54%	9%
* PCU	SOUTHERN COPPER CORP	0.9%	4.8%	36%	10%
* TCB	TCF FINL CORP	0.6%	5.6%	49%	6%
TCK	TECK COMINCO LTD	0.6%	2.3%	25%	9%
TOT	TOTAL S A	1.5%	3.4%	33%	9%
TNP	TSAKOS ENERGY NAVIGATION LT	0.9%	5.5%	33%	10%
UPS	UNITED PARCEL SERVICE INC	0.7%	2.4%	55%	11%
USB	US BANCORP DEL	1.1%	5.1%	67%	8%
VFC	V F CORP	1.1%	3.0%	41%	10%
VZ	VERIZON COMMUNICATIONS INC	1.5%	4.6%	88%	8%
* VOD	VODAFONE GROUP PLC NEW	0.7%	4.4%	131%	9%
* WFC	WELLS FARGO & CO NEW	1.5%	4.0%	50%	10%
ZNT	ZENITH NATL INS CORP	1.0%	5.1%	46%	8%
	Total	51%			
	Median		3.5%	54%	9%

* Held in SIA Representative Accounts as well

Growth-Oriented

Ticker	Company Name	% of Total Equity	Div Yield	Div Payout Ratio	Long Term EPS Growth
* ABB	ABB LTD	0.9%	0.6%	14%	21%
* ACN	ACCENTURE LTD BERMUDA	1.0%	1.1%	19%	14%
* ACE	ACE LTD	1.7%	1.9%	14%	12%
* ADI	ANALOG DEVICES INC	0.6%	2.3%	48%	16%
ADP	AUTOMATIC DATA PROCESSING I	0.5%	2.8%	52%	14%
* BK	BANK OF NEW YORK MELLON COR	1.3%	2.4%	39%	11%
BCR	BARD C R INC	0.7%	0.6%	15%	14%
BDX	BECTON DICKINSON & CO	1.4%	1.3%	26%	13%
BBY	BEST BUY INC	0.6%	1.2%	15%	15%
* BNI	BURLINGTON NORTHN SANTA FE	1.0%	1.3%	23%	14%
* CHRW	C H ROBINSON WORLDWIDE INC	0.7%	1.5%	42%	18%
* CL	COLGATE PALMOLIVE CO	1.2%	2.0%	43%	11%
* COST	COSTCO WHSL CORP NEW	0.5%	0.9%	21%	13%
* DE	DEERE & CO	1.4%	1.2%	22%	11%
DO	DIAMOND OFFSHORE DRILLING I	1.0%	0.4%	49%	35%
* EQT	EQUITABLE RES INC	1.1%	1.5%	42%	14%
* BEN	FRANKLIN RES INC	1.0%	0.8%	9%	12%
* GD	GENERAL DYNAMICS CORP	1.6%	1.6%	23%	10%
HAL	HALLIBURTON CO	1.3%	0.9%	13%	14%
* HPQ	HEWLETT PACKARD CO	0.6%	0.7%	11%	15%
HON	HONEYWELL INTL INC	0.8%	1.9%	32%	13%
* INTC	INTEL CORP	1.0%	2.6%	39%	14%
IBM	INTERNATIONAL BUSINESS MACH	1.1%	1.4%	22%	10%
* LMT	LOCKHEED MARTIN CORP	1.6%	1.7%	21%	12%
* LUFK	LUFKIN INDS INC	0.9%	1.5%	18%	11%
MRO	MARATHON OIL CORP	2.1%	2.0%	17%	11%
* MCK	MCKESSON CORP	1.0%	0.4%	8%	14%
* MDT	MEDTRONIC INC	1.4%	1.0%	25%	14%
* MSFT	MICROSOFT CORP	2.6%	1.5%	23%	13%
* NOK	NOKIA CORP	0.3%	1.7%	21%	12%
* NTRS	NORTHERN TR CORP	0.8%	1.6%	32%	12%
NVS	NOVARTIS A G	1.4%	2.4%	52%	12%
* OXY	OCCIDENTAL PETE CORP DEL	2.4%	1.3%	16%	12%
OMI	OWENS & MINOR INC NEW	0.7%	1.5%	39%	14%
PRE	PARTNERRE LTD	0.7%	2.3%	14%	10%
* PEP	PEPSICO INC	1.6%	2.1%	43%	11%
* PKI	PERKINELMER INC	0.8%	1.1%	25%	15%
* PG	PROCTER & GAMBLE CO	2.4%	2.0%	40%	12%
* QCOM	QUALCOMM INC	1.0%	1.3%	27%	19%
QSII	QUALITY SYS INC	0.6%	3.4%	73%	22%
* SYNT	SYNTEL INC	0.5%	0.5%	16%	19%
TJX	TJX COS INC NEW	0.7%	1.3%	21%	13%
* UTX	UNITED TECHNOLOGIES CORP	1.3%	1.5%	28%	12%
XLNX	XILINX INC	0.6%	2.3%	40%	14%
* XTO	XTO ENERGY INC	0.8%	0.8%	12%	9%
	Total	49%			
	Median		1.5%	23%	13%

Rotation of Major Industry Weights Over Time

Sit Dividend Growth

PORTFOLIO WEIGHTINGS	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06	12/06	03/07	06/07	09/07	12/07	03/08
NON-ENERGY MINERALS	0.0	0.0	0.5	1.0	1.3	1.7	1.4	1.2	1.0	1.3	1.5	1.3	0.5	1.1
PRODUCER MANUFACTURING	13.9	16.9	14.7	16.2	15.6	14.8	14.8	13.5	12.7	12.3	13.5	13.6	14.6	14.1
ELECTRONIC TECHNOLOGY	4.2	4.8	4.5	4.7	4.8	4.2	3.7	3.7	3.6	4.6	4.2	4.9	5.2	5.1
CONSUMER DURABLES	3.4	3.0	0.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
ENERGY MINERALS	10.3	10.7	10.1	10.8	9.4	9.3	9.5	8.9	8.9	8.9	9.2	9.3	10.2	10.7
PROCESS INDUSTRIES	6.7	6.8	5.4	4.8	4.8	3.7	2.9	1.8	4.0	4.8	4.1	3.9	2.6	0.8
HEALTH TECHNOLOGY	9.8	9.0	10.7	11.6	11.9	11.7	11.8	13.5	11.9	11.8	12.0	11.5	12.3	12.0
CONSUMER NON-DURABLES	10.1	9.4	10.0	9.2	9.5	9.2	9.6	9.8	9.1	8.9	9.2	9.5	9.7	10.0
INDUSTRIAL SERVICES	6.4	4.8	6.5	3.8	4.0	4.3	4.8	4.2	3.7	3.6	3.2	3.6	3.5	3.8
COMMERCIAL SERVICES	1.4	1.6	1.7	1.7	1.5	2.4	2.8	2.8	2.9	2.7	2.5	1.5	0.0	0.0
TECHNOLOGY SERVICES	0.0	0.0	0.0	1.3	2.5	3.3	3.7	4.0	4.7	4.5	4.5	4.1	4.7	4.5
HEALTH SERVICES	0.0	1.3	1.0	0.5	0.8	0.8	0.7	1.7	2.0	1.8	1.8	1.8	2.1	2.2
CONSUMER SERVICES	1.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.8	1.5	2.0
RETAIL TRADE	3.1	4.1	4.2	3.6	3.7	3.6	2.8	3.8	3.5	3.3	3.2	2.8	2.2	1.8
TRANSPORTATION	4.0	3.2	3.9	3.5	3.2	3.0	2.8	2.5	2.7	2.8	2.9	2.6	3.4	2.8
UTILITIES	4.5	3.6	4.2	4.7	4.3	3.9	3.4	3.6	4.1	3.9	3.8	4.8	4.8	4.8
FINANCE	18.9	16.8	17.4	18.9	20.1	21.7	22.9	22.0	23.8	22.9	22.4	21.0	19.2	21.0
COMMUNICATIONS	2.3	4.1	4.4	3.7	2.8	2.5	2.5	3.2	1.7	2.0	2.0	3.1	3.5	3.5
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

S&P 500 WEIGHTING	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06	12/06	03/07	06/07	09/07	12/07	03/08
NON-ENERGY MINERALS	1.1	1.1	1.0	1.1	1.2	1.2	1.2	1.1	1.2	1.3	1.2	1.2	1.3	1.4
PRODUCER MANUFACTURING	9.2	9.3	8.9	8.7	8.9	8.9	8.9	8.6	8.5	8.6	10.3	9.3	9.3	9.7
ELECTRONIC TECHNOLOGY	9.9	9.5	9.7	10.0	9.9	9.9	9.1	9.4	9.3	8.8	9.4	10.2	10.0	9.8
CONSUMER DURABLES	1.8	1.7	1.7	1.7	1.6	1.7	1.5	1.5	1.5	1.5	1.5	1.3	1.2	1.2
ENERGY MINERALS	5.9	7.3	7.3	8.2	7.4	7.5	7.8	7.4	7.8	8.0	8.3	8.9	9.9	10.3
PROCESS INDUSTRIES	2.3	2.4	2.2	2.0	2.1	2.2	2.2	2.2	2.2	2.3	2.2	2.3	2.4	2.6
HEALTH TECHNOLOGY	10.4	10.3	10.6	10.2	10.1	9.9	9.5	10.0	9.5	9.5	9.4	9.4	9.5	9.9
CONSUMER NON-DURABLES	7.7	7.9	7.6	7.8	7.5	7.1	7.3	7.4	7.3	7.4	7.1	7.5	8.0	7.8
INDUSTRIAL SERVICES	1.4	1.6	1.8	2.1	2.2	2.5	2.6	2.2	2.3	2.4	2.6	2.7	2.8	3.0
COMMERCIAL SERVICES	1.2	1.2	1.1	1.1	1.2	1.3	1.2	1.2	1.3	1.2	1.2	1.1	1.0	1.0
TECHNOLOGY SERVICES	5.9	5.4	5.2	5.1	4.9	4.8	5.2	5.3	5.5	5.4	5.4	5.5	6.1	5.6
HEALTH SERVICES	2.3	2.5	2.8	2.9	3.1	3.1	2.8	2.8	2.5	2.6	2.2	2.2	2.5	1.9
CONSUMER SERVICES	5.2	5.5	5.2	5.0	4.8	4.7	5.0	4.7	4.9	5.0	4.7	4.6	4.3	4.3
RETAIL TRADE	7.1	6.9	6.6	6.1	6.0	6.0	5.9	5.6	5.4	5.6	5.5	5.2	4.8	5.4
TRANSPORTATION	1.8	1.7	1.5	1.6	1.8	1.9	2.0	1.7	1.7	1.7	1.7	1.7	1.8	2.1
UTILITIES	3.0	3.1	3.4	3.6	3.3	3.2	3.4	3.4	3.5	3.7	3.4	3.8	4.0	4.0
FINANCE	20.5	19.6	20.2	19.6	21.0	20.8	21.2	21.9	22.1	21.3	20.2	19.5	17.4	16.7
COMMUNICATIONS	3.3	3.1	3.2	3.1	3.0	3.3	3.3	3.5	3.5	3.7	3.7	3.7	3.6	3.5
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Sit Dividend Growth Fund Strategy vs. Benchmarks
Data as of March 31, 2008

SIA Domestic Growth Equity Weighting Strategies Vs. Benchmarks
Data as of March 31, 2008

ECONOMIC SECTOR	Dividend Growth Fund Weight	S&P 500 Weight	Relative Weight +/-	Russell 1000 Growth Weight	Relative Weight +/-	Russell 1000 Value Weight	Relative Weight +/-
Non-Energy Mineral	1.1	1.4	0	1.3	0	1.3	0
Producer Manufacturing	14.1	9.6	++	9.1	++	9.3	++
Electronic Technology	5.1	9.6	–	15.9	–	2.0	++
Consumer Durables	0.0	1.2	-	1.0	-	1.6	-
Energy Minerals	10.7	10.1	0	3.7	++	16.2	–
Process Industries	0.3	2.6	-	2.6	-	3.3	-
Health Technology	12.0	[illegible]	+	12.1	0	[illegible]	++
Consumer Non-Durables	10.0	8.6	+	8.3	+	7.2	+
Industrial Services	3.3	3.0	0	5.9	-	0.6	++
Commercial Services	0.0	1.0	0	1.3	-	0.6	0
Technology Services	4.5	5.5	0	10.1	–	0.3	++
Health Services	2.2	1.9	0	3.5	-	0.5	+
Consumer Services	2.0	4.2	-	4.3	-	4.4	-
Retail Trade	1.3	5.3	–	7.7	–	2.5	0
Transportation	2.3	2.0	0	2.7	0	1.1	+
Utilities	4.3	4.0	0	1.7	++	7.1	-
Finance	21.0	[illegible]	++	6.5	++	27.7	–
Communications	3.5	3.4	0	0.6	+	6.2	-
BENCHMARK AVG/TOTAL	100.0	100.0		100.0		100.0	
% OF DIVIDEND GROWTH FUND IN INDEX OR STRATEGY		[illegible]		[illegible]		[illegible]	

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Dividend Growth title page.

Industry Sector Portfolio Evaluation

Sit Dividend Growth

March 31, 2008

NON-ENERGY MINERALS	$000	% EQUITY
TECK COMINCO LTD	274	0.5
SOUTHERN COPPER CORP	260	0.5
		1.1

PRODUCER MANUFACTURING	$000	% EQUITY
GENERAL ELECTRIC CO	1,806	3.6
UNITED TECHNOLOGIES CORP	908	1.8
GENERAL DYNAMICS CORP	817	1.6
EMERSON ELECTRIC CO	803	1.6
LOCKHEED MARTIN CORP	794	1.6
DEERE & CO	708	1.4
ABB LTD - ADR	428	0.9
3M CO	412	0.8
HONEYWELL INTERNATIONAL INC	401	0.8
		14.1

ELECTRONIC TECHNOLOGY	$000	% EQUITY
INTL BUSINESS MACHINES CORP	541	1.1
QUALCOMM INC	484	1.0
INTEL CORP	474	0.9
XILINX INC	314	0.6
ANALOG DEVICES	304	0.6
HEWLETT-PACKARD CO	288	0.6
NOKIA CORP ADR	127	0.3
		5.1

ENERGY MINERALS	$000	% EQUITY
CHEVRON CORP NEW	1,255	2.5
OCCIDENTAL PETROLEUM CORP	1,185	2.4
MARATHON OIL CORP	1,031	2.1
TOTAL S A ADR	903	1.8
ATLAS ENERGY RESOURCES	546	1.1
XTO ENERGY INC	419	0.8
		10.7

PROCESS INDUSTRIES	$000	% EQUITY
COMPASS MINERALS INTL INC	413	0.8
		0.8

HEALTH TECHNOLOGY	$000	% EQUITY
JOHNSON & JOHNSON	1,181	2.4
ABBOTT LABORATORIES	806	1.6
BECTON DICKINSON & CO	721	1.4
NOVARTIS A G ADR	692	1.4
MEDTRONIC INC	687	1.4
MERCK & CO INC	676	1.3
LILLY ELI & CO	508	1.0
PERKINELMER INC	400	0.8
BARD C R INC	328	0.7
		12.0

CONSUMER NON-DURABLES	$000	% EQUITY
PROCTER & GAMBLE CO	1,198	2.4
PEPSICO INC	787	1.6
GENERAL MILLS INC	647	1.3
DIAGEO PLC ADR	642	1.3
COLGATE-PALMOLIVE CO	615	1.2
KIMBERLY CLARK CORP	587	1.2
VF CORP	527	1.1
		10.0

INDUSTRIAL SERVICES	$000	% EQUITY
HALLIBURTON CO	633	1.3
DIAMOND OFFSHORE DRILLING	501	1.0
LUFKIN INDUSTRIES INC	466	0.9
FLOTEK INDS CONV BD	291	0.6
		3.8

TECHNOLOGY SERVICES	$000	% EQUITY
MICROSOFT CORP	1,286	2.6
ACCENTURE LTD BERMUDA	506	1.0
SYNTEL INC	246	0.5
AUTOMATIC DATA PROCESSING	233	0.5
		4.5

HEALTH SERVICES	$000	% EQUITY
MCKESSON CORP	482	1.0
OWENS & MINOR INC	342	0.7
QUALITY SYS INC	257	0.5
		2.2

CONSUMER SERVICES	$000	% EQUITY
MCDONALDS CORP	663	1.3
PEARSON PLC ADR	371	0.7
		2.0

RETAIL TRADE	$000	% EQUITY
TJX COS INC	324	0.6
BEST BUY CO INC	282	0.6
COSTCO WHOLESALE CORP	273	0.5
		1.8

TRANSPORTATION	$000	% EQUITY
BURLINGTON NORTHERN SANTA FE	498	1.0
UNITED PARCEL SERVICE INC	332	0.7
C H ROBINSON WORLDWIDE INC	326	0.7
TSAKOS ENERGY NAVIGATION LTD	258	0.5
		2.8

UTILITIES	$000	% EQUITY
EXELON CORP	593	1.2
EQUITABLE RESOURCES INC	554	1.1
ONEOK INC	518	1.0
ENEL SOCIETA PER AZIONI ADR	379	0.8
CHENIERE ENERGY PARTNERS	355	0.7
		4.8

FINANCE	$000	% EQUITY
ALLIANCEBERNSTEIN HOLDING LP	1,020	2.0
ACE LTD	848	1.7
KAYNE ANDERSON MLP	809	1.6
LINCOLN NATIONAL CORP	806	1.6
WELLS FARGO & CO	771	1.5
JPMORGAN CHASE & CO	634	1.3
BANK OF NEW YORK MELLON CORP	630	1.3
U S BANCORP	570	1.1
ASPEN INSURANCE HOLDINGS LTD	557	1.1
FRANKLIN RESOURCES INC	514	1.0
ZENITH NATL INS CORP	484	1.0
NORTHERN TRUST CORP	412	0.8
IPC HOLDINGS LTD	409	0.8
NEW YORK CMNTY BANCORP INC	366	0.7
MORGAN STANLEY	361	0.7
CITIGROUP INC	356	0.7
PARTNERRE LTD	336	0.7
MACQUARIE INFRASTRUCTURE	335	0.7
TCF FINANCIAL CORP	294	0.6
		21.0

COMMUNICATIONS	$000	% EQUITY
VERIZON COMMUNICATIONS	951	1.9
AT&T INC	440	0.9
VODAFONE GROUP ADR	372	0.7
		3.5

Portfolio Market Capitalization Summary

Sit Dividend Growth

March 31, 2008

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
GENERAL ELECTRIC CO	48,800	34.483	37.010	3.6	369,429
MICROSOFT CORP	45,300	29.042	28.380	2.6	264,132
AT&T INC	11,500	40.269	38.300	0.9	231,168
PROCTER & GAMBLE CO	17,100	60.162	70.070	2.4	215,640
JOHNSON & JOHNSON	18,200	63.405	64.870	2.4	183,568
TOTAL S A ADR	12,200	68.596	74.010	1.8	177,293
CHEVRON CORP NEW	14,700	79.660	85.360	2.5	177,265
INTL BUSINESS MACHINES CORP	4,700	107.274	115.140	1.1	159,392
VODAFONE GROUP ADR	12,600	32.579	29.510	0.7	156,779
JPMORGAN CHASE & CO	14,750	44.055	42.950	1.3	145,881
NOVARTIS A G ADR	13,500	54.561	51.230	1.4	139,805
INTEL CORP	22,400	20.897	21.180	1.0	122,590
NOKIA CORP ADR	4,000	23.414	31.830	0.3	120,871
PEPSICO INC	10,900	61.541	72.200	1.6	115,172
HEWLETT-PACKARD CO	6,300	42.426	45.660	0.6	112,566
CITIGROUP INC	16,600	49.619	21.420	0.7	112,350
VERIZON COMMUNICATIONS	26,100	37.464	36.450	1.9	104,247
WELLS FARGO & CO	26,500	32.703	29.100	1.5	95,945
ABBOTT LABORATORIES	14,600	50.198	55.150	1.6	85,247
MERCK & CO INC	17,800	49.632	37.950	1.4	82,893
UNITED TECHNOLOGIES CORP	13,200	62.263	68.820	1.8	67,456
QUALCOMM INC	11,800	39.610	41.000	1.0	66,104
ENEL SOCIETA PER AZIONI ADR	7,200	53.759	52.600	0.8	65,071
MCDONALDS CORP	11,700	55.290	55.770	1.3	64,227
ABB LTD - ADR	15,900	20.343	26.920	0.9	62,347
OCCIDENTAL PETROLEUM CORP	16,200	49.743	73.170	2.4	60,128
LILLY ELI & CO	9,850	54.370	51.590	1.0	58,657
U S BANCORP	17,600	32.948	32.360	1.1	56,054
3M CO	5,200	83.229	79.150	0.8	55,795
MEDTRONIC INC	14,200	49.254	48.370	1.4	54,321
EXELON CORP	7,300	58.717	81.270	1.2	54,099
DIAGEO PLC ADR	7,900	66.959	81.320	1.3	52,147
MORGAN STANLEY	7,900	42.717	45.700	0.7	50,512
UNITED PARCEL SERVICE INC	4,550	72.086	73.020	0.7	50,434
BANK OF NEW YORK MELLON CORP	15,100	40.702	41.730	1.3	47,649
HONEYWELL INTERNATIONAL INC	7,100	46.843	56.420	0.8	41,807
EMERSON ELECTRIC CO	15,600	44.088	51.460	1.6	40,444
LOCKHEED MARTIN CORP	8,000	105.798	99.300	1.6	40,214
COLGATE-PALMOLIVE CO	7,900	61.808	77.910	1.2	39,614
DEERE & CO	8,800	58.833	80.440	1.4	35,075
HALLIBURTON CO	16,100	32.867	39.330	1.3	34,617
GENERAL DYNAMICS CORP	9,800	73.373	83.370	1.6	33,194
MARATHON OIL CORP	22,600	36.778	45.600	2.1	32,369
BURLINGTON NORTHERN SANTA FE	5,400	73.767	92.220	1.0	31,921

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
XTO ENERGY INC	6,775	44.355	61.860	0.8	31,569
SOUTHERN COPPER CORP	2,500	34.506	103.830	0.5	30,574
COSTCO WHOLESALE CORP	4,200	49.410	64.970	0.5	28,149
KIMBERLY CLARK CORP	9,100	64.291	64.550	1.2	27,134
FRANKLIN RESOURCES INC	5,300	102.102	96.990	1.0	23,110
ACCENTURE LTD BERMUDA	14,400	31.465	35.170	1.0	22,518
AUTOMATIC DATA PROCESSING	5,500	44.045	42.390	0.5	22,159
BECTON DICKINSON & CO	8,400	70.739	85.850	1.4	20,952
GENERAL MILLS INC	10,800	53.578	59.880	1.3	20,062
ACE LTD	15,400	55.045	55.060	1.7	18,164
TECK COMINCO LTD	6,700	44.233	40.960	0.6	17,751
BEST BUY CO INC	6,800	47.122	41.460	0.6	17,392
DIAMOND OFFSHORE DRILLING	4,300	87.282	116.400	1.0	16,165
MCKESSON CORP	9,200	53.456	52.370	1.0	15,123
NORTHERN TRUST CORP	6,200	63.477	66.470	0.8	14,659
TJX COS INC NEW	9,800	28.108	33.070	0.7	14,152
LINCOLN NATIONAL CORP	15,500	59.663	52.000	1.6	13,758
PEARSON PLC ADR	27,300	15.802	13.580	0.7	10,977
BARD C R INC	3,400	78.741	96.400	0.7	9,703
C H ROBINSON WORLDWIDE INC	6,000	50.311	54.400	0.7	9,321
ANALOG DEVICES	10,300	33.711	29.520	0.6	8,677
VF CORP	6,800	70.739	77.510	1.1	8,498
EQUITABLE RESOURCES INC	9,400	34.209	58.900	1.1	7,196
XILINX INC	13,200	22.031	23.750	0.6	6,800
NEW YORK CMNTY BANCORP INC	20,100	17.576	18.220	0.7	5,919
ALLIANCEBERNSTEIN HOLDING LP	16,100	69.122	63.380	2.0	5,530
ONEOK INC	11,600	48.559	44.630	1.0	4,654
PARTNERRE LTD	4,400	74.689	76.300	0.7	4,134
PERKINELMER INC	16,500	21.598	24.250	0.8	2,852
TCF FINANCIAL CORP	16,400	18.271	17.920	0.6	2,264
ASPEN INSURANCE HOLDINGS LTD	21,100	24.633	26.380	1.1	2,256
COMPASS MINERALS INTL INC	7,000	27.254	58.980	0.8	1,908
ATLAS ENERGY RESOURCES LL	17,600	31.758	31.000	1.1	1,882
OWENS & MINOR INC	8,700	32.210	39.340	0.7	1,610
IPC HOLDINGS LTD	14,600	27.257	28.000	0.8	1,609
ZENITH NATL INS CORP	13,500	36.460	35.860	1.0	1,347
MACQUARIE INFRASTRUCTURE	11,500	32.518	29.130	0.7	1,309
KAYNE ANDERSON MLP INVSM	27,550	28.795	29.350	1.6	1,263
TSAKOS ENERGY NAVIGATION LTD	8,400	21.783	30.760	0.5	1,172
SYNTEL INC	9,222	25.343	26.650	0.5	1,112
LUFKIN INDUSTRIES INC	7,300	54.582	63.820	0.9	934
QUALITY SYS INC	8,600	30.592	29.870	0.5	818
CHENIERE ENERGY PARTNERS	23,800	17.718	14.920	0.7	394

WEIGHTED AVERAGE:	75,879
UNWEIGHTED AVERAGE:	55,449
MEDIAN:	31,921

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Dividend Growth title page.

Sit Dividend Growth Fund

March 31, 2008 (Medians)

	Valuation			Dividends		
	NTM P/E	FCF Yield[1]	Dividend Yield	1 Year Growth	5 Year Growth	Payout Ratio
Sit Dividend Growth Rep. Account	14.5x	5.4%	2.4%	12.5%	14.8%	35%
S&P 500 Index	14.1x	4.7%	1.5%	10.2%	12.4%	22%
Russell 1000 Value Index	13.4x	4.4%	1.8%	12.1%	9.7%	25%
Russell 1000 Growth Index	15.2x	4.6%	0.7%	7.9%	14.2%	11%

	Earnings			Balance Sheet / Profitability[1]		
	Earnings Stability[2]	07-08 EPS Growth	Long Term Growth	ROIC	FCF Margin	Net Debt/ Capital
Sit Dividend Growth Rep. Account	13.0	13%	12%	17.3%	9.5%	10.2%
S&P 500 Index	19.3	10%	12%	13.1%	7.5%	24.1%
Russell 1000 Value Index	24.5	8%	11%	9.0%	5.4%	30.1%
Russell 1000 Growth Index	21.0	12%	14%	13.1%	7.6%	17.1%

[1] Excludes financials and Limited Partnerships

[2] Consistency of earnings per share growth over the past five years. The lower the number, the more uniform growth has been.

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Dividend Growth title page.

Top 25 Holdings
Sit Dividend Growth Fund
March 31, 2008

Security	Sector	Market Value (000)	% of Equity	IBES LT Growth	C2008 P/E Ratio
GENERAL ELECTRIC CO	PRODUCER MANUFACTURING	$1,806	3.6%	11.0%	15 x
MICROSOFT CORP	TECHNOLOGY SERVICES	1,286	2.6%	12.8%	15 x
CHEVRON CORP	ENERGY MINERALS	1,255	2.5%	7.3%	9 x
PROCTER & GAMBLE CO	CONSUMER NON-DURABLES	1,198	2.4%	12.3%	19 x
OCCIDENTAL PETROLEUM CORP	ENERGY MINERALS	1,185	2.4%	11.6%	11 x
JOHNSON & JOHNSON	HEALTH TECHNOLOGY	1,181	2.4%	7.4%	15 x
MARATHON OIL CORP	ENERGY MINERALS	1,031	2.1%	10.8%	7 x
ALLIANCEBERNSTEIN HOLDING LP	FINANCE	1,020	2.0%	14.0%	14 x
VERIZON COMMUNICATIONS	COMMUNICATIONS	951	1.9%	8.4%	14 x
UNITED TECHNOLOGIES CORP	PRODUCER MANUFACTURING	908	1.8%	11.8%	14 x
TOTAL SA ADR	ENERGY MINERALS	903	1.8%	4.8%	9 x
ACE LTD	FINANCE	848	1.7%	12.0%	7 x
GENERAL DYNAMICS CORP	PRODUCER MANUFACTURING	817	1.6%	9.9%	15 x
KAYNE ANDERSON MLP	FINANCE	809	1.6%	N/A	N/A
LINCOLN NATIONAL CORP	FINANCE	806	1.6%	11.5%	9 x
ABBOTT LABORATORIES	HEALTH TECHNOLOGY	805	1.6%	11.8%	17 x
EMERSON ELECTRIC CO	PRODUCER MANUFACTURING	803	1.6%	12.8%	17 x
LOCKHEED MARTIN CORP	PRODUCER MANUFACTURING	794	1.6%	11.6%	14 x
PEPSICO INC	CONSUMER NON-DURABLES	787	1.6%	10.9%	19 x
WELLS FARGO & CO	FINANCE	771	1.5%	9.7%	12 x
BECTON DICKINSON & CO	HEALTH TECHNOLOGY	721	1.4%	13.1%	19 x
DEERE & CO	PRODUCER MANUFACTURING	708	1.4%	11.4%	15 x
NOVARTIS AG ADR	HEALTH TECHNOLOGY	692	1.4%	11.8%	14 x
MEDTRONIC INC	HEALTH TECHNOLOGY	687	1.4%	13.7%	17 x
MERCK & CO INC	HEALTH TECHNOLOGY	676	1.3%	9.6%	11 x
	TOTAL		46.8		

Number of Equity Holdings = 88

NM= non-meaningful, N/A=not applicable

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Dividend Growth title page.

Sit Dividend Growth Fund

Performance Attribution

DGF225 vs. S&P 500 - Ex [Cash], Ex [Money Market Fund], Ex [Unassigned]
3/30/2007 to 3/31/2008
U.S. Dollar

	Sit Dividend Growth Fund		S&P 500		Attribution Analysis		
Sector	Average Weight	Total Return	Average Weight	Total Return	Selection & Interaction	Allocation Effect	Total Effect
Finance	21.17	-14.62	19.18	-27.72	3.06 (+)	-0.39	2.67
Producer Manufacturing	13.71	17.24	9.04	7.21	1.19 (+)	0.59	1.78
Process Industries	3.34	74.36	2.35	9.42	1.13 (+)	0.00	1.13
Consumer Services	0.97	-10.18	4.58	-13.17	0.14	0.42	0.56
Health Services	1.92	1.53	2.32	-19.67	0.49	0.04	0.53
Utilities	4.62	6.04	3.96	-1.01	0.33	0.11	0.44
Transportation	2.95	17.03	1.80	8.55	0.20	0.22	0.42
Consumer Non-Durables	9.53	10.39	7.69	9.32	0.11	0.28	0.39
Health Technology	11.93	-0.54	9.66	-2.93	0.28	0.08	0.36
Consumer Durables	0.00	0.00	1.35	-24.18	0.00	0.30	0.30
Industrial Services	3.02	32.56	2.62	28.78	0.08	0.21	0.29
Electronic Technology	4.71	14.60	9.69	1.91	0.62	-0.34	0.28
Non-Energy Minerals	1.36	16.41	1.24	6.50	0.25	0.01	0.26
Communications	2.81	-6.19	3.60	-9.93	0.18	0.05	0.22
Retail Trade	2.66	-11.07	5.27	-10.94	0.02	0.07	0.10
Energy Minerals	9.57	18.66	8.96	21.27	-0.21	0.22	0.01
Technology Services	4.44	-3.54	5.59	-2.26	-0.02	-0.02	-0.04
Commercial Services	1.29	-24.68	1.10	-22.09	-0.18	-0.05	-0.23
Total	**100.00**	**4.54**	**100.00**	**-4.93**	**7.67** (++)	**1.81** (+)	**9.48**

Source: FactSet Research Systems Note: Returns Are Estimated

VIII. International Growth Fund

Sit International Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.

International Equity Investment Philosophy

Sit International Investment Associates' investment philosophy for international equity portfolios targets growth-oriented investment opportunities outside the United States. Generally, we look to invest in companies with the potential to increase earnings at a faster rate than the representative economy and market index.

- We believe that earnings growth is the primary determinant of superior long-term returns;
- We emphasize investments in the world's premier growth companies or in companies that have regional or country dominance;
- We are opportunistic investors; we invest in high and consistent growth companies as well as conservative and cyclical growth companies; and
- We manage our portfolios on an active basis, concentrating our investments in the best growth opportunities at the most reasonable valuation levels.

Sit International Investment Associates
Organization

History

- International division established in 1989 as a joint venture between Sit Investment Associates (SIA), Andrew Kim and the Fremont Group (formerly Bechtel Investments).
- International, growth-oriented investment management.

Assets Under Management

- As of March 31, 2008

  International Investment Accounts by Style (millions of USD):

EAFE+	$98
Global*	60
Pacific Basin	17
Developing Markets	26

- Additionally, Sit Investment Associates currently manages over $7.6 billion in domestic financial assets.

*Global total assets include $30 million in domestic equity securities and exclude fixed income.

Sit International Growth Fund
Country Allocation

Asia Pacific

	Portfolio Weights 3/31/2008 ACTUAL[1]	Portfolio Weights 6/30/2008 TARGET	MSCI EAFE[2]
Australia	9.1 %	9.0 %	7.7 %
Hong Kong	3.0	3.0	3.8
Japan	15.7	16.0	20.0
New Zealand	0.0	0.0	0.1
Singapore	0.0	0.0	1.1
China	3.2 %	3.0 %	0.0 %
India	1.6	1.5	0.0
South Korea	0.6	0.5	0.0
Taiwan	0.0	0.0	0.0
Thailand	0.0	0.0	0.0
TOTAL	33.2 %	33.0 %	32.8 %
Asia ex-Japan	17.5 %	17.0 %	12.7 %

Europe

	Portfolio Weights 3/31/2008 ACTUAL[1]	Portfolio Weights 6/30/2008 TARGET	MSCI EAFE[2]
Austria	0.8 %	1.0 %	0.6 %
Belgium	0.0	0.0	1.3
Finland	1.4	1.5	1.8
France	9.1	9.0	10.9
Germany	7.7	8.0	9.2
Greece	0.0	0.0	0.7
Ireland	0.8	1.0	0.7
Italy	1.8	1.5	3.9
Netherlands	3.3	3.5	3.9
Portugal	0.0	0.0	0.3
Spain	2.2	2.5	4.4
Czech Republic	1.3 %	1.5 %	0.0 %
Denmark	3.5	3.5	1.0
Norway	1.6	1.5	1.0
Sweden	0.7	0.5	2.5
Switzerland	12.4	12.5	7.2
Great Britain	9.2	9.5	17.7
TOTAL	55.8 %	57.0 %	67.2 %
Euroland	27.1 %	28.0 %	37.8 %

Others

	Portfolio Weights 3/31/2008 ACTUAL[1]	Portfolio Weights 6/30/2008 TARGET	MSCI EAFE[2]
Argentina	1.3 %	1.0 %	0.0 %
Brazil	0.5	1.0	0.0
Mexico	1.7	1.0	0.0
Israel	1.0	1.0	0.0
Canada	3.2	3.5	0.0
United States	0.8	0.0	0.0
TOTAL	8.5 %	7.5 %	0.0 %

Cash and Total

	Portfolio Weights 3/31/2008 ACTUAL[1]	Portfolio Weights 6/30/2008 TARGET	MSCI EAFE[2]
CASH	2.6 %	2.5 %	0.0 %
EQUITY	97.4	97.5	100.0
TOTAL	100.0 %	100.0 %	100.0 %

[1] Sit International Growth Fund Portfolio

[2] Source: Morgan Stanley Capital International – March 31, 2008

Sit International Growth Fund
Historical Country Allocation

	Sit Int'l Growth Fund (% of Portfolio)																		MSCI EAFE	MSCI EAFE Growth
	Dec-00	Dec-01	Dec-02	Dec-03	Dec-04	Mar-05	Jun-05	Sep-05	Dec-05	Mar-06	Jun-06	Sep-06	Dec-06	Mar-07	Jun-07	Sep-07	Dec-07	Mar-08	Mar-08	Mar-08
INDEX																				
ASIA PACIFIC	20.8	16.8	28.3	34.2	25.1	20.3	33.2	37.5	37.5	35.6	34.8	35.1	33.1	31.3	31.3	29.9	27.0	27.8	32.2	31.2
AUSTRALIA	-	0.9	2.3	4.3	7.2	6.2	6.3	7.3	6.7	7.1	7.4	6.7	6.3	7.0	8.1	9.3	8.6	9.1	7.7	9.0
HONG KONG	3.4	3.9	7.4	6.3	5.3	5.1	5.6	4.5	4.1	2.5	2.6	4.0	3.3	3.5	2.7	3.0	3.3	3.0	3.3	2.0
JAPAN	15.2	10.0	15.0	18.0	13.1	13.3	13.9	23.2	26.7	26.0	24.3	24.4	22.5	20.8	20.6	17.6	15.0	15.7	20.0	19.1
NEW ZEALAND	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.1	0.1
SINGAPORE	2.3	2.0	3.6	4.9	2.0	1.0	-	-	-	-	-	-	-	-	-	-	-	-	1.1	1.1
EUROPE	59.6	64.5	64.0	53.7	49.8	48.1	47.7	45.4	43.1	48.4	47.1	48.7	53.5	55.7	55.4	54.0	55.0	54.5	67.2	68.8
AUSTRIA	-	-	-	-	-	-	-	-	-	-	0.5	0.6	0.6	0.6	0.5	0.4	0.6	0.8	0.6	0.3
BELGIUM	0.3	0.6	0.8	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1.3	0.7
DENMARK	-	-	-	-	-	-	-	-	-	0.6	1.0	1.0	1.3	2.4	2.6	2.9	3.9	3.5	1.0	1.6
FINLAND	4.0	2.3	2.2	1.3	0.7	0.3	0.9	0.8	0.9	0.9	0.9	0.9	0.8	0.9	1.1	1.4	1.6	1.4	1.3	2.6
FRANCE	11.6	16.2	17.9	10.6	7.5	8.3	7.9	8.1	8.2	8.5	8.1	9.1	10.9	10.9	10.4	10.4	10.2	9.1	10.9	8.5
GERMANY	3.3	5.1	1.6	2.3	4.3	5.5	5.3	6.0	6.1	7.0	6.4	6.4	7.4	8.2	8.7	8.1	7.6	7.7	9.2	10.2
GREECE	-	-	-	-	1.2	0.9	0.8	0.6	-	0.6	0.7	-	-	-	-	-	-	-	0.7	1.4
IRELAND	2.3	3.3	0.9	1.3	2.2	0.9	1.1	1.2	1.6	1.5	1.5	1.0	1.3	2.4	2.1	1.0	0.9	0.8	0.7	0.7
ITALY	5.6	2.1	0.7	1.5	2.2	1.3	1.1	0.8	0.6	1.3	2.0	1.5	1.7	2.2	2.2	2.2	2.6	1.3	3.9	2.3
NETHERLANDS	7.3	5.9	4.6	6.1	3.3	2.9	2.3	2.3	2.6	1.9	2.2	2.4	2.3	1.5	1.5	1.3	2.7	3.3	3.9	2.3
NORWAY	-	-	-	-	-	-	-	-	-	-	-	-	-	0.9	1.0	1.5	1.3	1.6	1.0	0.9
PORTUGAL	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.3	0.4
SPAIN	2.6	3.2	2.1	1.3	2.1	1.3	1.3	1.7	1.5	1.4	1.5	1.6	1.3	1.9	1.3	2.0	2.3	2.2	4.4	4.1
SWEDEN	1.3	2.1	0.8	-	1.1	1.4	1.6	1.6	1.5	1.5	1.3	1.3	1.5	1.4	1.4	1.3	0.8	0.7	2.5	2.3
SWITZERLAND	6.4	6.3	10.1	8.7	9.4	9.3	10.2	10.0	10.7	10.9	11.3	12.3	12.0	11.4	11.6	10.9	11.3	12.4	7.2	10.9
GREAT BRITAIN	12.3	16.5	22.3	20.2	16.0	12.6	12.7	11.2	9.4	9.3	9.3	10.7	11.1	11.2	10.3	10.3	9.6	9.2	17.7	13.7
TOTAL INDEX REGIONS	80.5	81.2	92.3	87.9	84.9	79.3	80.9	82.9	80.6	82.0	81.8	83.8	86.6	86.9	86.7	83.9	82.6	82.2	100.0	100.0
NON-INDEX																				
ASIA PACIFIC	1.4	2.0	3.3	4.5	3.1	2.6	2.8	2.4	4.0	4.8	4.1	4.3	4.1	3.8	4.2	5.0	6.4	5.4	-	-
CHINA	-	-	-	1.3	1.2	0.9	1.1	1.2	1.1	1.0	1.0	1.0	1.3	1.5	1.7	2.9	3.7	3.2	-	-
INDIA	-	-	-	0.7	2.0	2.2	2.5	2.5	2.5	2.6	2.0	2.1	2.2	1.6	1.9	2.1	2.2	1.6	-	-
SOUTH KOREA	-	-	1.1	0.4	0.3	0.6	0.6	0.7	0.8	0.7	0.7	0.8	0.7	0.6	0.6	0.6	0.6	0.6	-	-
PHILIPPINES	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
TAIWAN	1.0	1.4	1.7	1.5	-	0.3	0.3	-	-	-	-	-	-	-	-	-	-	-	-	-
THAILAND	0.4	0.7	0.6	0.8	1.1	0.3	0.8	0.6	0.6	0.4	0.4	0.4	-	-	-	-	-	-	-	-
CANADA	3.8	1.8	[illegible]	2.0	7.8	6.8	7.0	7.1	5.3	4.5	3.1	2.8	1.0	0.3	0.7	1.5	3.1	3.2	-	-
LATIN AMERICA	0.8	1.5	2.0	2.0	2.2	1.3	2.6	3.1	3.2	3.5	4.1	4.4	4.0	3.0	4.1	4.0	3.4	3.5	-	-
ARGENTINA	-	-	-	-	-	-	-	-	-	-	0.3	0.7	0.9	0.9	1.2	1.3	1.1	1.3	-	-
BRAZIL	-	-	-	0.3	-	-	0.6	0.6	0.6	0.7	0.6	0.7	-	-	-	-	-	0.6	-	-
MEXICO	0.8	1.5	2.0	1.7	2.2	1.3	2.0	2.5	2.6	2.7	2.7	3.0	3.1	3.0	2.9	2.8	2.4	1.7	-	-
OTHER	3.3	3.0	1.3	2.8	1.3	4.2	5.1	3.7	5.0	4.7	4.2	3.7	3.3	3.0	3.5	3.3	3.5	3.0	-	-
CZECH REPUBLIC	-	-	-	-	-	-	1.1	1.1	1.2	1.3	1.2	1.3	1.4	1.6	1.7	1.5	1.6	1.3	-	-
SOUTH AFRICA COMBL	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
ISRAEL	3.3	3.0	1.3	2.3	1.3	3.5	4.4	3.0	3.3	2.9	2.5	1.3	0.8	0.8	0.8	0.7	1.0	1.0	-	-
UNITED STATES	-		-	-	-	0.3	0.8	0.7	0.6	0.5	0.6	0.6	1.1	1.2	1.0	1.2	0.8	0.8	-	-
TOTAL NON-INDEX REGIONS	9.3	8.4	8.0	11.3	14.9	15.4	17.5	16.4	18.3	17.4	15.5	15.1	12.5	11.5	12.4	14.4	16.4	15.2	-	-
CASH	10.2	10.4	(0.3)	0.8	0.2	5.3	1.6	0.8	1.1	0.5	2.7	1.1	0.9	1.6	0.0	1.7	1.1	2.6	-	-
TOTAL	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the International Growth title page.

Sit International Growth Fund

International Portfolio Evaluation

As of March 31, 2008

ARGENTINA	MKT VAL	% PF
TENARIS SA ADR	491	1.3%
	491	1.3%

AUSTRALIA	MKT VAL	% PF
RIO TINTO PLC ADR	1.565	4.3%
BHP BILLITON LTD	1.538	4.2%
AUST AN ZEALAND BANK GRP	237	0.6%
	3.340	9.1%

AUSTRIA	MKT VAL	% PF
RAIFFEISEN INTL BK	297	0.8%
	297	0.8%

BRAZIL	MKT VAL	% PF
COMPANHIA VALE DO RIO DO ADR	184	0.5%
	184	0.5%

CANADA	MKT VAL	% PF
AGRIUM INC	640	1.7%
RESEARCH IN MOTION LTD	550	1.5%
	1.190	3.2%

CHINA	MKT VAL	% PF
CHINA MOBILE LIMITED - ADR	518	1.4%
PETROCHINA CO LTD H	277	0.8%
SUNTECH PWR HLDGS CO LTD	211	0.6%
NETGRAGON WEBSOFT	164	0.4%
	1.170	3.2%

CZECH REPUBLIC	MKT VAL	% PF
CENTRAL EUROPEAN MEDIA E	477	1.3%
	477	1.3%

DENMARK	MKT VAL	% PF
VESTAS WIND SYSTEM	1.118	3.0%
GENMAB AS	169	0.5%
	1.287	3.5%

FINLAND	MKT VAL	% PF
NOKIA CORP ADR	527	1.4%
	527	1.4%

FRANCE	MKT VAL	% PF
SCHLUMBERGER LTD	922	2.5%
VEOLIA ENVIRONMENT	916	2.5%
TOTAL	513	1.4%
DANONE	429	1.2%
AXA	294	0.8%
BNP PARIBAS	254	0.7%
	3.328	9.1%

GERMANY	MKT VAL	% PF
PUMA AG	577	1.6%
SAP ORDS	542	1.5%
MUENCHENER RUCKVER REG	489	1.3%
FRESENIUS SE	442	1.2%
SIEMENS AG	427	1.2%
ALLIANZ SE	369	1.0%
	2.846	7.7%

GREAT BRITAIN	MKT VAL	% PF
VODAFONE GROUP	553	1.5%
RECKITT BENCKISER GROUP PLC	546	1.5%
TESCO	515	1.4%
BAE SYSTEMS	423	1.2%
BURBERRY GROUP	321	0.9%
GLAXOSMITHKLINE ADR	301	0.8%
PEARSON PLC ADR	259	0.7%
ROYAL BK SCOT GRP	190	0.5%
WPP GROUP GRD PLC	183	0.5%
SHIRE PLC-ADR	93	0.3%
	3.384	9.2%

HONG KONG	MKT VAL	% PF
SUN HUNG KAI PROP	493	1.3%
HSBC HOLDINGS PLC	345	0.9%
HONGKONG LAND HLDG	272	0.7%
	1.109	3.0%

INDIA	MKT VAL	% PF
INDIA FUND INC	387	1.1%
ICICI BK LTD ADR	195	0.5%
	581	1.6%

IRELAND	MKT VAL	% PF
ANGLO IRISH BANK CORP	293	0.8%
	293	0.8%

ISRAEL	MKT VAL	% PF
AMDOCS LTD	352	1.0%
	352	1.0%

ITALY	MKT VAL	% PF
ENEL S.P.A.	388	1.1%
AZIMUT HLDG S.P.A	264	0.7%
	652	1.8%

JAPAN	MKT VAL	% PF
FANUC JPY50	562	1.5%
CANON	484	1.3%
EAST JAPAN RAILWAY	450	1.2%
YAMADA DENKI	449	1.2%
ASAHI BREWERIES Y2502	423	1.2%
AFLAC INC	344	0.9%
HONDA MOTOR CO	320	0.9%
KAO CORP	312	0.8%
ITO EN. LTD	299	0.8%
KDDI CORP	281	0.8%
SUMITOMO MITSUI FINL GR	277	0.8%
TAKEDA CHEMICAL IND	261	0.7%
MILLEA HOLDINGS IN	259	0.7%
KIRIN HOLDINGS CO. LTD	246	0.7%
MITSUBISHI UFJ	242	0.7%
NIPPON MITSUBISHI OIL CO	212	0.6%
MITSUI OSK LINES LTD	194	0.5%
SONY CORP	144	0.4%
	5.760	15.7%

MEXICO	MKT VAL	% PF
WALMART DE MEXICO SAB	371	1.0%
NII HOLDINGS INC	251	0.7%
	622	1.7%

NETHERLANDS	MKT VAL	% PF
CNH GLOBAL N V	401	1.1%
PHILIPS ELECTRONICS NEW	276	0.7%
CORE LABORATORIES N V	274	0.7%
ING GROEP NV	244	0.7%
	1.195	3.3%

NORWAY	MKT VAL	% PF
TELENOR ASA	583	1.6%
	583	1.6%

SOUTH KOREA	MKT VAL	% PF
SAMSUNG ELEC GDR	234	0.6%
	234	0.6%

SPAIN	MKT VAL	% PF
TELEFONICA SA	654	1.8%
BANCO BILBAO VIZCAYA ARG ADR	167	0.5%
	821	2.2%

SWEDEN	MKT VAL	% PF
ERICSSON L M TEL CO ADR	265	0.7%
	265	0.7%

SWITZERLAND	MKT VAL	% PF
NESTLE SA	784	2.1%
KUEHNE&NAGEL INTL	578	1.6%
ROCHE HLDGS AG	575	1.6%
SYNGENTA	518	1.4%
SYNTHES, INC	508	1.4%
NOVARTIS	494	1.3%
ABB LTD - ADR	450	1.2%
PANALPINA WELT AG	264	0.7%
SWISS REINSURANCE	202	0.5%
CREDIT SUISSE GROUP	170	0.5%
	4.543	12.4%

UNITED STATES	MKT VAL	% PF
NEWS CORP LTD CL A	191	0.5%
VERIFONE HLDGS INC	88	0.2%
	279	0.8%

CASH	947	2.6%
TOTAL	36.758	100.0%

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the International Growth title page.

Sit International Growth Fund

Rotation of Industry Weightings Over Time

	Sit International Growth Fund (% of Portfolio)															MSCI EAFE	MSCI EAFE Growth
	Dec-00	Dec-01	Dec-02	Dec-03	Dec-04	Dec-05	Mar-06	Jun-06	Sep-06	Dec-06	Mar-07	Jun-07	Sep-07	Dec-07	Mar-08	Mar-08	Mar-08
CONSUMER DISCRETIONARY	3.7	6.3	8.8	11.8	12.5	12.2	10.1	10.0	10.8	11.6	10.4	11.2	10.5	11.6	10.4	12.0	12.3
Automobiles & Components	-	-	0.7	0.7	0.8	1.0	1.0	1.0	1.1	1.3	1.1	1.0	0.9	0.9	0.9	4.3	3.1
Consumer Durables & Apparel	1.5	1.1	3.3	3.8	3.3	3.1	3.3	3.5	3.1	3.4	3.0	4.3	3.9	3.7	3.1	3.3	5.0
Consumer Services	-	0.8	1.5	3.8	3.3	0.8	0.8	0.3	0.3	0.3	-	-	-	1.3	0.5	0.8	1.1
Media	1.9	3.1	3.1	3.5	3.7	3.8	3.9	3.8	3.3	3.5	3.5	3.3	3.0	3.3	3.0	1.7	1.1
Retailing	0.3	1.8	3.3	3.1	3.4	4.0	3.1	3.4	3.5	3.3	3.9	3.7	3.1	3.5	3.5	1.8	3.4
INDUSTRIALS	2.3	1.8	3.8	6.3	3.5	6.7	8.1	8.3	8.3	8.4	10.3	11.8	12.3	13.0	13.2	12.4	16.8
Capital Goods	1.5	0.3	1.3	3.1	1.3	3.1	4.1	4.8	5.0	5.3	5.3	6.6	7.4	9.1	9.3	8.5	13.3
Commercial Services & Supplies	0.8	1.3	1.8	1.8	-	1.3	1.3	0.9	0.9	0.8	1.0	0.8	0.8	-	-	1.5	1.9
Transportation	-	-	0.7	1.9	3.3	3.4	3.4	3.5	3.4	3.5	4.1	4.3	4.1	3.9	4.0	3.4	3.1
ENERGY	3.7	6.0	10.6	8.4	10.2	10.1	8.8	9.5	9.0	8.8	7.9	8.6	9.2	7.0	7.3	7.9	3.1
Energy	3.7	6.0	10.1	8.4	10.3	10.1	8.8	9.5	9.0	8.8	7.9	8.1	9.3	7.0	7.3	7.9	3.1
CONSUMER STAPLES	6.3	7.2	18.5	8.5	11.7	8.8	8.5	8.1	8.3	8.2	8.7	8.3	8.5	8.7	8.7	8.5	13.3
Food & Staples Retailing	3.9	0.4	3.4	1.9	3.8	3.8	3.5	1.8	1.7	1.3	1.5	1.3	1.5	1.1	1.4	1.1	3.1
Food Beverage & Tobacco	1.8	4.1	11.8	5.8	8.1	6.1	6.3	6.4	6.8	7.1	7.4	7.3	4.9	4.9	3.9	6.0	9.1
Household & Personal Products	1.7	3.7	4.3	1.8	0.8	0.9	0.8	0.8	0.8	0.8	0.9	0.7	3.3	3.3	3.3	0.9	1.7
HEALTH CARE	12.1	18.5	14.7	10.4	10.8	10.7	11.0	11.0	8.8	10.0	10.2	8.2	7.8	7.1	7.7	6.5	10.1
Pharmaceuticals Biotechnology & Life Sciences	13.1	18.0	14.7	10.4	9.8	9.4	9.4	9.4	7.9	7.8	7.8	6.1	5.9	5.0	5.3	5.1	8.3
Health Care Equipment & Services	-	0.5	-	-	1.0	1.3	1.1	1.1	3.1	3.1	3.4	3.1	3.0	3.3	3.1	0.9	1.7
MATERIALS	0.0	-	0.4	3.1	4.2	5.7	6.1	6.4	5.7	5.8	6.1	7.7	9.4	10.8	12.1	10.3	16.6
Materials	0.0	-	0.4	3.1	4.3	5.7	6.1	6.4	5.7	5.8	6.1	7.7	9.4	10.9	13.1	10.3	11.1
FINANCIALS	21.2	21.5	21.1	24.2	22.8	23.2	24.8	24.5	26.3	27.2	25.5	23.8	18.3	17.0	16.0	26.3	11.1
Banks	7.5	9.5	13.9	13.4	15.5	14.3	14.7	14.5	13.7	14.9	13.4	13.0	9.3	8.0	7.3	15.1	3.4
Diversified Financials	3.7	3.1	3.3	6.3	3.4	3.9	3.3	3.4	5.1	4.9	4.1	4.5	3.1	3.3	1.4	3.5	3.8
Real Estate	0.9	1.1	1.0	1.3	3.4	1.1	1.1	1.1	1.7	1.7	1.8	1.7	3.0	3.4	3.1	3.8	3.4
Insurance	9.1	8.8	5.0	3.3	3.5	4.4	5.3	4.9	5.7	5.8	5.1	5.7	5.3	4.3	3.3	4.9	3.4
INFORMATION TECHNOLOGY	25.2	14.8	10.6	12.8	11.5	11.8	11.3	10.1	10.4	8.7	8.7	8.8	8.1	10.5	8.7	4.7	8.0
Semiconductors & Semiconductor Equipment	-	-	-	4.1	1.0	1.1	0.7	0.7	0.8	0.7	0.1	0.1	0.1	0.5	1.3	0.1	1.0
Software & Services	9.5	3.3	3.3	3.7	6.3	5.8	5.7	4.1	4.7	5.3	4.3	4.3	4.1	4.7	3.5	1.0	1.7
Technology Hardware & Equipment	15.7	11.3	8.4	5.1	4.3	4.5	4.9	4.8	5.0	3.9	3.9	4.0	4.4	5.3	3.0	3.3	5.3
TELECOMMUNICATIONS SERVICES	14.3	10.4	7.3	11.0	11.8	6.3	5.6	5.2	5.4	4.8	7.1	7.2	8.8	9.2	7.7	5.6	3.4
Telecommunication Services	14.3	10.4	7.3	11.0	11.9	6.3	5.1	5.3	5.4	4.8	7.1	7.3	8.8	9.3	7.7	5.1	3.4
UTILITIES	1.0	3.1	4.4	1.5	0.7	2.3	3.1	2.2	2.8	2.6	2.6	2.5	3.2	4.0	3.6	5.7	5.3
Utilities	1.0	3.1	4.4	1.5	0.7	3.3	3.1	3.3	3.9	3.1	3.1	3.5	3.3	4.0	3.1	5.7	5.3
CASH	10.2	10.4	(0.3)	0.8	0.2	1.1	0.5	2.7	1.1	0.8	1.6	0.8	1.7	1.1	2.6	-	-
TOTAL	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Sit International Growth Fund

Portfolio Summary By Economic Sector

As Of March 31, 2008 In ($000)

CONSUMER DISCRETIONARY	MKT VAL	% PF
PUMA AG	577	1.6%
CENTRAL EUROPEAN MEDIA E	477	1.3%
YAMADA DENKI	449	1.2%
WALMART DE MEXICO SAB	377	1.0%
BURBERRY GROUP	321	0.9%
HONDA MOTOR CO	320	0.9%
PHILIPS ELECTRONICS NEW	276	0.7%
PEARSON PLC ADR	259	0.7%
NEWS CORP LTD CL A	191	0.5%
WPP GROUP ORD PLC	183	0.5%
NETDRAGON WEBSOFT	164	0.4%
SONY CORP	144	0.4%
VERIFONE HLDGS INC	88	0.2%
	3,822	10.4%

CONSUMER STAPLES	MKT VAL	% PF
NESTLE SA	784	2.1%
RECKITT BENCKISER GROUP PLC	546	1.5%
TESCO	515	1.4%
DANONE	429	1.2%
ASAHI BREWERIES #2502	423	1.2%
KAO CORP	312	0.8%
ITO EN, LTD	252	0.7%
KIRIN HOLDINGS CO, LTD	246	0.7%
ITO EN LTD-PFD	48	0.1%
	3,555	9.7%

ENERGY	MKT VAL	% PF
SCHLUMBERGER LTD	922	2.5%
TOTAL	513	1.4%
TENARIS S A ADR	491	1.3%
PETROCHINA CO LTD H	277	0.8%
CORE LABORATORIES N V	274	0.7%
NIPPON MITSUBISHI OIL CO	212	0.6%
	2,690	7.3%

FINANCIALS	MKT VAL	% PF
SUN HUNG KAI PROP	493	1.3%
MUENCHENER RUCKVER REG	489	1.3%
ALLIANZ SE	369	1.0%
HSBC HOLDINGS PLC	345	0.9%
AFLAC INC	344	0.9%
RAIFFEISEN INTL BK	297	0.8%
AXA	294	0.8%
ANGLO IRISH BANK CORP	293	0.8%
SUMITOMO MITSUI FINL GR	277	0.8%
HONG KONG LAND HLDG	272	0.7%
AZIMUT HLDG S.P.A	264	0.7%
MILLEA HOLDINGS IN	259	0.7%
BNP PARIBAS	254	0.7%
ING GROEP NV	244	0.7%
MITSUBISHI UFJ	242	0.7%
AUSTAN ZEALAND BANK ORD	237	0.6%
SWISS REINSURANCE	202	0.5%
ICICI BK LTD ADR	195	0.5%
ROYAL BK SCOT GRP	190	0.5%
CREDIT SUISSE GROUP	170	0.5%
BANCO BILBAO VIZCAYA ARG ADR	167	0.5%
	5,895	16.0%

HEALTH CARE	MKT VAL	% PF
ROCHE HLDGS AG	575	1.6%
SYNTHES, INC	508	1.4%
NOVARTIS	494	1.3%
FRESENIUS SE	442	1.2%
GLAXOSMITHKLINE ADR	301	0.8%
TAKEDA CHEMICAL IND	261	0.7%
GENMAB AS	168	0.5%
SHIRE PLC-ADR	93	0.3%
	2,843	7.7%

INDUSTRIALS	MKT VAL	% PF
VESTAS WIND SYSTEM	1,118	3.0%
KUEHNE & NAGEL INTL	578	1.6%
FANUC JPY50	562	1.5%
EAST JAPAN RAILWAY	450	1.2%
ABB LTD - ADR	450	1.2%
SIEMENS AG	427	1.2%
BAE SYSTEMS	423	1.2%
CNH GLOBAL N V	401	1.1%
PANALPINA WELT AG	264	0.7%
MITSUI OSK LINES LTD	194	0.5%
	4,866	13.2%

INFORMATION TECHNOLOGY	MKT VAL	% PF
RESEARCH IN MOTION LTD	550	1.5%
SAP ORDS	542	1.5%
NOKIA CORP ADR	527	1.4%
CANON	484	1.3%
INDIA FUND INC	387	1.1%
AMDOCS LTD	352	1.0%
ERICSSON L M TEL CO ADR	265	0.7%
SAMSUNG ELEC GDR	234	0.6%
SUNTECH PWR HLDGS CO LTD	211	0.6%
	3,551	9.7%

MATERIALS	MKT VAL	% PF
RIO TINTO PLC ADR	1,565	4.3%
BHP BILLITON LTD	1,538	4.2%
AGRIUM INC	640	1.7%
SYNGENTA	518	1.4%
COMPANHIA VALE DO RIO DO ADR	184	0.5%
	4,444	12.1%

TELECOMMUNICATION SERVICES	MKT VAL	% PF
TELEFONICA SA	654	1.8%
TELENOR ASA	583	1.6%
VODAFONE GROUP	553	1.5%
CHINA MOBILE LIMITED - ADR	518	1.4%
KDDI CORP	281	0.8%
NII HOLDINGS INC	251	0.7%
	2,840	7.7%

UTILITIES	MKT VAL	% PF
VEOLIA ENVIRONMENT	916	2.5%
ENEL S.P.A.	388	1.1%
	1,303	3.5%

CASH	947	2.6%
TOTAL	36,758	100.0%

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the International Growth title page.

Sit International Growth Fund

Top 25 Holdings

March 31, 2008

SECURITY	COUNTRY	SECTOR	MARKET VALUE (000)	% PF	2008 P/E Ratio	IBES EST LTG
RIO TINTO PLC ADR	AUSTRALIA	MATERIALS	1,565	4.3%	12.0	35.0
BHP BILLITON LTD	AUSTRALIA	MATERIALS	1,538	4.2%	8.9	14.3
VESTAS WIND SYSTEM	DENMARK	INDUSTRIALS	1,118	3.0%	157.2	62.0
SCHLUMBERGER LTD	FRANCE	ENERGY	922	2.5%	15.0	20.5
VEOLIA ENVIRONMENT	FRANCE	UTILITIES	916	2.5%	15.2	14.0
NESTLE SA	SWITZERLAND	CONSUMER STAPLES	784	2.1%	14.8	10.0
TELEFONICA SA	SPAIN	TELECOMMUNICATION SERVICES	654	1.8%	9.7	10.9
AGRIUM INC	CANADA	MATERIALS	640	1.7%	10.9	N/A
TELENOR ASA	NORWAY	TELECOMMUNICATION SERVICES	583	1.6%	N/A	8.0
KUEHNE&NAGEL INTL	SWITZERLAND	INDUSTRIALS	578	1.6%	16.1	15.0
PUMA AG	GERMANY	CONSUMER DISCRETIONARY	577	1.6%	12.4	5.3
ROCHE HLDGS AG	SWITZERLAND	HEALTH CARE	575	1.6%	13.6	9.3
FANUC JPY50	JAPAN	INDUSTRIALS	562	1.5%	15.6	6.1
VODAFONE GROUP	GREAT BRITAIN	TELECOMMUNICATION SERVICES	553	1.5%	11.6	6.5
RESEARCH IN MOTION LTD	CANADA	INFORMATION TECHNOLOGY	550	1.5%	32.2	34.0
RECKITT BENCKISER GROUP PL(	GREAT BRITAIN	CONSUMER STAPLES	546	1.5%	17.6	12.5
SAP ORDS	GERMANY	INFORMATION TECHNOLOGY	542	1.5%	14.3	12.7
NOKIA CORP ADR	FINLAND	INFORMATION TECHNOLOGY	527	1.4%	11.2	12.0
SYNGENTA	SWITZERLAND	MATERIALS	518	1.4%	18.9	13.1
CHINA MOBILE LIMITED - ADR	CHINA	TELECOMMUNICATION SERVICES	518	1.4%	14.5	24.7
TESCO	GREAT BRITAIN	CONSUMER STAPLES	515	1.4%	13.4	11.5
TOTAL	FRANCE	ENERGY	513	1.4%	8.0	3.3
SYNTHES, INC	SWITZERLAND	HEALTH CARE	508	1.4%	19.8	20.0
NOVARTIS	SWITZERLAND	HEALTH CARE	494	1.3%	11.9	12.5
SUN HUNG KAI PROP	HONG KONG	FINANCIALS	493	1.3%	19.0	19.3
Number of Equity Holdings = 88		Total		47.0 %		

Sit Investment Associates
Sit Mutual Funds

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the International Growth title page.

Sit International Growth Fund

Performance Attribution
SMF605 vs. MSCI EAFE Growth
3/30/2007 to 3/31/2008
U.S. Dollar

	Sit International Growth Fund			MSCI EAFE Growth			Attribution Analysis			
Sector	Average Weight	Total Return (Base)	Total Return (Local)	Average Weight	Total Return (Base)	Total Return (Local)	Stock Selection (Local)	Allocation Effect (Local)	Currency Effect	Total Effect (Base)
Industrials	12.36	19.98	4.06	16.06	1.27	-13.22	2.07	0.09	-0.16	2.00
Materials	9.19	66.99	55.86	14.04	22.37	8.99	2.88	-0.97	-0.39	1.53
Information Technology	9.14	5.23	-0.14	8.44	-6.49	-20.99	2.10	-0.21	-0.97	0.93
Energy	7.81	12.31	7.03	2.74	38.14	24.86	-0.84	1.59	-0.54	0.21
Health Care	8.10	-4.34	-19.14	10.08	-4.93	-17.10	-0.19	0.08	0.24	0.14
[Cash]	1.51	3.83	3.83	0.00	0.00	0.00	0.00	0.10	-0.16	-0.07
Utilities	3.30	2.20	-14.14	4.58	10.63	-2.38	-0.54	0.01	0.21	-0.32
Financials	20.40	-10.38	-20.35	14.36	-13.64	-23.97	0.88	-1.09	-0.19	-0.41
Consumer Staples	9.10	3.90	-8.90	11.42	10.29	-2.22	-0.62	-0.26	0.14	-0.74
Telecommunication Services	8.23	-1.66	-7.39	4.02	11.69	-4.83	-0.24	0.09	-0.66	-0.82
Consumer Discretionary	10.87	-12.58	-19.17	14.27	-2.99	-14.93	-0.55	0.13	-0.50	-0.91
Total	**100.00**	**3.99**	**-5.87**	**100.00**	**2.47**	**-10.38**	**4.95**	**-0.44**	**-2.99**	**1.52**

Source: FactSet Research Systems Note: Returns Are Estimated

IX. Biographical Data

Senior Investment Management

Eugene C. Sit, CFA

Responsibilities:	**Chairman, CEO and Global Chief Investment Officer**	
Professional Experience:	1981-Present	Sit Investment Associates, Inc.
	1976-1981	IDS Advisory, President and CIO
	1968-1976	IDS Mutual Funds, Portfolio Manager
	1960-1968	Commonwealth Edison, Financial Assistant
Education:	DePaul University, BSC Accounting (1960)	
	Certified Public Accountant	
Investment Experience:	45 Years	
Age:	69	
E-mail:	ecs@sitinvest.com	

Roger J. Sit

Responsibilities:	**Co-CEO, President and Co-Global Chief Investment Officer**	
Professional Experience:	1998-Present	Sit Investment Associates, Inc.
	1991-1998	Goldman Sachs & Co. Vice President, Senior Equity I
	1984-1990	Captain, United States Air Force
Education:	Harvard University, Harvard Business School, MBA (1991)	
	University of Southern California, MS Systems Technology (1987)	
	United States Air Force Academy, BS (1984)	
Investment Experience:	17 Years	
Age:	46	

Kent L. Johnson, CFA

Responsibilities:	**Senior Vice President - Research and Investment Management**	
		Sit Investment Associates, Inc.
Professional Experience:	1989-Present	Goldman Sachs & Co. Vice President, Senior Equity Research Analyst
Education:	University of Mir Captain, United States Air Force	
	University of Minnesota, BS (1989)	
Inv. Exp.:	19 Years	
Age:	42	
E-mail:	klj@sitinvest.com	

Please refer to the general disclosure cited on the title page.

Equity Biographies – Sector Specialists

Ronald D. Sit, CFA

Responsibilities:	**Vice President - Research and Investment Management**	
		Retail/Consumers
Professional Experience:	1984-Present	Sit Investment Associates, Inc.
	1981-1982	Gelco Corporation, Treasury Assistant
	1977	Piper Jaffray, Research Assistant
Education:	Northwestern University, MM (1984)	
	Northwestern University, BA (1981)	
Inv. Exp.:	23 Years	
Age:	48	
E-mail:	rds@sitinvest.com	

Peter L. Mitchelson, CFA

Responsibilities:	**Consultant**	
Professional Experience:	1981-Present	Sit Investment Associates, Inc.
	1978-1981	IDS Advisory Senior Vice President
	1968-1978	McLean, Budden Limited, Montreal
Education:	Harvard University, Harvard Business School, MBA (1966)	
	University of Toronto, BComm (1964)	
Investment Experience:	39 Years	
Age:	66	
E-mail:	plm@sitinvest.com	

Robert W. Sit, CFA

Responsibilities:	**Vice President - Research and Investment Management**	
		Technology/Energy
Professional Experience:	1993-Present	Sit Investment Associates, Inc.
	1991-1993	Sit/Kim International Investment Associates, Inc., Research Associate
Education:	Northwestern University, MBA (2002)	
	DePauw University (IN), BA (1991)	
Inv. Exp.:	16 Years	
Age:	39	
E-mail:	rws@sitinvest.com	

David A. Brown, CFA, CPA

Responsibilities:	**Vice President - Research and Investment Management**	
		Consumer/Accounting
Professional Experience:	1997-Present	Sit Investment Associates, Inc.
	1986-1997	KPMG PeatMarwick LLP, Director of Financial Services Corporate Finance Practice
Education:	University of North Dakota, BBA (1986)	
Inv. Exp.:	13 Years	
Age:	43	
E-mail:	dab@sitinvest.com	

Equity Biographies – Sector Specialists

Michael J. Stellmacher, CFA

Responsibilities:	**Vice President – Research and Investment Management**	
		Energy/Telecommunications/Chemicals
Professional Experience:	2001-Present	Sit Investment Associates, Inc.
	1987-2000	The Pillsbury Company, Manager – Benefits Investment, Senior Economist
	1984-1987	Tri/Valley Growers, Manager - Economic Research
	1979-1983	U.S. Department of Agriculture, Agricultural Economist
Education:	University of Minnesota, MBA (1991)	
	Oklahoma State University, MS (1979)	
	University of Wisconsin – Madison, BS (1977)	
Inv. Exp.:	17 Years	
Age:	53	
E-mail:	mjs@sitinvest.com	

John M. Bernstein

Responsibilities:	**Equity Research Analyst**	
		Financials
Professional Experience:	1995-Present	Sit Investment Associates, Inc.
	1993-1994	Exponential Partners, Analyst
Education:	University of Minnesota, MBA (1992)	
	Carleton College, BA (1986)	
Inv. Exp.:	14 Years	
Age:	44	
E-mail:	jmb@sitinvest.com	

Matthew T. Loucks, CFA

Responsibilities:	**Equity Research Analyst**	
		Health Care
Professional Experience:	2005-Present	Sit Investment Associates, Inc.
	2001-2005	William Blair & Co.
	1998-1999	Banc of America Securities
	1995-1998	JP Morgan & Co.
Education:	University of Chicago, Graduate School of Business, MBA (2001)	
	University of Chicago, BA (1995)	
Inv. Exp.:	12 Years	
Age:	34	
E-mail:	mtl@sitinvest.com	

Scott A. Spalding, CFA

Responsibilities:	**Institutional Marketing**	
Professional Experience:	2006-Present	Sit Investment Associates, Inc.
	1999-2006	FAF Advisors, Inc., Director, Consultant Relations
	1994-1999	Piper Jaffray, Marketing and Sales
Education:	Winona State University, BA Accounting (1994)	
Inv. Exp.:	8 Years	
Age:	36	
E-mail:	sas@sitinvest.com	

Equity Biographies – Sector Specialists

Stacey M. Curme

Responsibilities:	**Equity Trader/Equity Research Associate**	
		Minnesota Companies
Professional Experience:	1993-Present	Sit Investment Associates, Inc.
Education:	University of Minnesota, MBA (2001)	
	University of Minnesota, BS (1993)	
Inv. Exp.:	9 Years	
Age:	36	
E-mail:	smc@sitinvest.com	

Bradley W. Meyer

Responsibilities:	**Equity Trader/Equity Research Assistant**	
		Quantitative
Professional Experience:	2001-Present	Sit Investment Associates, Inc.
	2000-2001	Investment Advisers, Inc.
Education:	University of Minnesota, MBA (Present)	
	Gustavus Adolphus College, BA (1998)	
Inv. Exp.:	4 Years	
Age:	32	
E-mail:	bwm@sitinvest.com	

Equity Biographies – Geographic Specialists

Raymond E. Sit

Responsibilities:	**Vice President – Research and Investment Management**	
		SE Asia, Japan and Developing Markets
Professional Experience:	1992-Present	Sit/Kim International Investment Associates, Inc.
	1988-1992	Tecolote Research, Inc., Cost Analyst
Education:	Pepperdine University, MBA (1990)	
	University of Minnesota, BS (1987)	
Inv. Exp.:	15 Years	
Age:	43	
E-mail:	res@sitinvest.com	

Janet K. Kinzler

Responsibilities:	**Equity Research Analyst**	
	Europe	
Professional Experience:	2001-Present	Sit/Kim International Investment Associates, Inc.
	2000-2001	SCA Consulting, Principal
	1997-1999	Credit Suisse First Boston, V.P., European Airline Industry Analyst
	1992-1997	Northwest Airlines, Director Business and Financial Analysis
Education:	University of Pennsylvania, Wharton School, MBA (1992)	
	University of Michigan, BBA (1986)	
Inv. Exp.:	14 Years	
Age:	42	
E-mail:	jkk@sitinvest.com	

Tasha M. Murdoff

Responsibilities:	**Equity Research Analyst**	
Professional Experience:	1998-Present	Sit Investment Associates, Inc.
	1995-1998	Sit Mutual Funds
Education:	University of St. Thomas, MBA (2002)	
	Augsburg College, BA (1997)	
Inv. Exp.:	12 Years	
Age:	32	
E-mail:	tmm@sitinvest.com	

Fixed Income Team Biographies

Michael C. Brilley

Responsibilities:	**President – Senior Fixed Income Officer**	
Professional Experience:	1984-Present	Sit Investment Associates, Inc.
	1974-1984	First Bank, N.A., Vice President
	1970-1974	Merchant National Bank of Indianapolis, Investment Officer
	1968-1970	Continental Illinois National Bank of Chicago, Investment Advisor
Education:	Milliken University, BS (1967)	
Inv. Exp.:	40 Years	
Age:	62	
E-mail:	mcb@sitinvest.com	

Debra A. Sit, CFA

Responsibilities:	**Senior Vice President – Senior Portfolio Manager** Tax-Exempt Portfolio Management	
Professional Experience:	1987-Present	Sit Investment Associates, Inc.
	1981-1985	Sit Investment Associates, Inc., Computer Application Specialist
Education:	University of Chicago, MBA (1987)	
	University of Minnesota, BA (1982)	
Inv. Exp.:	26 Years	
Age:	47	
E-mail:	das@sitinvest.com	

Bryce A. Doty, CFA

Responsibilities:	**Senior Vice President – Senior Portfolio Manager** Taxable Portfolio Management	
Professional Experience:	1995-Present	Sit Investment Associates, Inc.
	1988-1995	Minnesota Mutual Life Insurance Company, Investment Analyst
Education:	University of Minnesota, MBA (1992)	
	Hamline University, BA (1988)	
Inv. Exp.:	17 Years	
Age:	41	
E-mail:	bad@sitinvest.com	

Paul J. Jungquist, CFA, CPA

Responsibilities:	**Vice President – Fixed Income Credit Analyst and Senior Portfolio Manager**	
Professional Experience:	1994-Present	Sit Investment Associates, Inc.
	1990-1994	Twin Cities Testing, Assistant Controller
	1984-1990	Grant Thornton, Auditor
Education:	University of Minnesota, MBA (1993)	
	University of Notre Dame, BBA (1984)	
Inv. Exp.:	14 Years	
Age:	46	
E-mail:	pjj@sitinvest.com	

Please refer to the general disclosure cited on the title page.

Fixed Income Team Biographies

Mark H. Book, CFA, CMA

Responsibilities:	**Vice President – Portfolio Manager and Fixed Income Analyst**	
Professional Experience:	2000-Present	Sit Investment Associates, Inc.
	1998-2000	US Bancorps Piper Jaffray, Corporate Strategist
	1997	Norwest Investment Management, Portfolio Manager
	1991-1996	Insight Investment Management, Portfolio Manager
	1986-1991	Reliastar Financial, Security Trader
Education:	University of Minnesota, MBA (1992)	
	University of Minnesota, BA (1986)	
Inv. Exp.:	21 Years	
Age:	44	
E-mail:	mhb@sitinvest.com	

Brian R. Gilbert

Responsibilities:	**Decision Support Systems**	
Professional Experience:	1994-Present	Sit Investment Associates, Inc.
	1992-1994	Norwest Mortgage, Inc., Coordinator of Conventional Post-Closing
	1990-1992	Carlson Companies, Coordinator of TS Project
Education:	Northwestern College, BA and BS (1990)	
Inv. Exp.:	13 Years	
Age:	40	
E-mail:	brg@sitinvest.com	

Marci A. Lorge

Responsibilities:	**Senior Client Administrator and Money Market Trader**	
Professional Experience:	1988-Present	Sit Investment Associates, Inc.
	1987-1988	IRI Securities, Operations Manager
	1984-1987	Miller & Schroeder, Purchase and Sales
Education:	University of Wisconsin at Stevens Point, BS (1978)	
Inv. Exp.:	20 Years	
Age:	52	
E-mail:	mal@sitinvest.com	

Fixed Income Team Biographies

Christopher M. Rasmussen

Responsibilities:	**Research Associate**	
Professional Experience:	1999-Present	Sit Investment Associates, Inc.
Education:	University of Minnesota, MBA (2004)	
	University of Minnesota, BSB (2001)	
Inv. Exp.:	4 Years	
Age:	28	
E-mail:	cmr@sitinvest.com	

Todd S. Emerson, CFA

Responsibilities:	**Research Associate**	
Professional Experience:	2006-Present	Sit Investment Associates, Inc.
	2002-2006	Thomson West
	1998-2001	US Bank
	1994-1998	RBC Dain Rauscher
	1991-1993	Avco Financial Services
Education:	University of Minnesota, MBA (1994)	
	University of Wisconsin-Eau Claire, BBA (1991)	
Inv. Exp.:	13 Years	
Age:	38	
E-mail:	tse@sitinvest.com	

Eric T. Nelmark

Responsibilities:	**Research Associate**	
Professional Experience:	2004-Present	Sit Investment Associates, Inc.
	2000-2003	Paladin Investment Associates
	1998-2000	Investment Advisers, Inc.
Education:	University of St. Thomas, MBA (2005)	
	Bethel University, BA (1998)	
Inv. Exp.:	8 Years	
Age:	31	
E-mail:	etn@sitinvest.com	

Fixed Income Team Biographies

Brendan J. O'Sullivan

Responsibilities:	**Research Assistant**	
Professional Experience:	1997-Present	Sit Investment Associates, Inc.
Education:	University of St. Thomas, MBA (2006)	
	University of Colorado at Boulder, BA (1995)	
Inv. Exp.:	8 Years	
Age:	35	
E-mail:	bjo@sitinvest.com	

Robert B. Harrigan

Responsibilities:	**Vice President – Institutional Marketing**	
Professional Experience:	1994-Present	Sit Investment Associates, Inc.
	1991-1994	EduServe Technologies, Inc., Vice President of Sales and Marketing
	1981-1991	Hemar, Inc., Vice President
	1969-1981	First Bank Minneapolis, Vice President
Education:	Stonier Graduate School of Banking at Rutgers (1974)	
	Notre Dame, BA (1966)	
Inv. Exp.:	42 Years	
Age:	64	
E-mail:	rbh@sitinvest.com	

Reid A. Kilberg

Responsibilities:	**Institutional Marketing**	
Professional Experience:	2005-present	Sit Investment Associates, Inc.
	2002-2005	Peregrine Capital Management, Sr. Vice President, Client Service & Marketing
	1999-2002	Compass Capital Management, Director of Sales & Marketing
	1992-1999	Investment Advisors, Inc. Assoc. Vice President – Institutional Sales
Education:	St. Olaf College, BA (1992)	
Inv. Exp.:	17 Years	
Age:	38	
E-mail:	rak@sitinvest.com	

International Consultants

Ambassador (Ret.) Burton Levin

Burton Levin entered the Foreign Service in 1954, serving in Taiwan, Indonesia and Thailand, and served as Consul General in Hong Kong from 1981 to 1986. In 1987-1990, he served as U.S. Ambassador to Burma. He retired from the Foreign Service in October 1990 to head the newly opened Hong Kong Office of the Asia Society. In August 1995, Ambassador Levin retired from the Asia Society to teach at Carleton College as the Sit Investment Visiting Professor of Asian Affairs.

Marvin Zonis

Marvin Zonis is currently a professor emeritus at the Graduate School of Business at the University of Chicago, where he teaches courses on International Political Economy, Leadership, and Business Strategy in the era of E-Commerce. He also heads his own consulting firm, Marvin Zonis and Associates. An expert on world affairs, particularly the Middle East, he is also publisher of International Political Economy, a current affairs letter that analyzes the sources and effects of politics on business and markets. Marvin has testified before committees of Congress and served as an advisor to Eastern European governments, major corporations, and the United States government.

Lord Mark Marlesford

Lord Marlesford has been a member of the House of Lords since 1991. He has served on the Joint House of Lords & House of Commons European Legislation Scrutiny Committee and The House of Lords European Agricultural sub-committee and is currently the leading member of the House of Lords All Party Defence Study Group. In the 1970's Lord Marlesford was the special advisor to Prime Minister Edward Heath. In 1963 he was invited to join the Conservative Party Research Department in London where he remained until 1970. From 1974 until 1991 he was a political editor and parliamentary correspondent for The Economist Newspaper, where he wrote about British, Hong Kong and Chinese politics. He is also a consultant to several organizations on world economic and political development. He began his career with military service, commissioned to the famous Coldstream Guards as a second lieutenant and has held various managerial positions in economic research and sales at Fisons Ltd.

Ambassador (Ret.) Jésus Silva-Herzog

Ambassador Silva-Herzog is an economist, with a Bachelor's degree from the National Autonomous University of Mexico (UNAM) and a M.A. from Yale University. He has served in the positions of Secretary of Finance (1982-1986), Secretary of Tourism (1994), Ambassador to Spain (1991-1993), and Ambassador to the United States (1995-1997). The Ambassador has been a professor and lecturer at numerous universities in Mexico and abroad. He was a candidate for the government of Mexico City in the year 2000 and has written several books and articles in the economic and financial fields.